AURORA CANNABIS INC.

Management Discussion & Analysis

For the years ended June 30, 2020 and 2019
(in Canadian Dollars)

Management Discussion & Analysis

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Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2020

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2020 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of September 24, 2020 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”)/Canadian Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides additional disclosures comparing the fourth quarter ended June 30, 2020 (“Q4 2020”) to the third quarter ended March 31, 2020 (“Q3 2020”). Management believes that these sequential comparatives provide relevant and current information. The Company has also reclassified certain items, which are not material, on the consolidated statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general and administration, they are now charged to cost of sales. Management has applied the change in accounting policy retrospectively. The consolidated financial statements for the year ended June 30, 2019 and previously reported metrics in this MD&A have been restated to reflect adjustments made as a result of these changes in accounting policy. Refer to “Change in Accounting Policies” section of this MD&A.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A and the Company’s annual audited consolidated financial statements, annual information form (“AIF”), press releases and other disclosure documents required to be filed by applicable securities laws have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7.

Aurora is a Canadian-headquartered cannabis company focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•
Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs.

•	Research and innovation in plant genetics, cultivation, consumer insights, and product development.

•	A broad and growing portfolio of successful brands that align to the needs of consumers and patients in segments from discount to ultra premium.

•	Global leadership in consumer and medical markets that have significant and near-term profit potential.

•	A transformed cost structure that provides a path to near-term, sustainable, and growing positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow.
The Company’s principal strategic business lines are focused on the production, distribution, and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•
Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are Canada and Germany. Aurora has established a market position in both countries;

•
Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established a top-three market

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position in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•
Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Business Transformation Plan Update

On February 6, 2020, the Company announced a business transformation plan to align the business with current market demands in Canada while maintaining a sustainable platform for long-term growth. The business transformation spans two sequential phases: (i) cost structure reset to current demand in advance of the appointment of a new Chief Executive Officer (“CEO”); and (ii) commercial reset to deliver sustainable and profitable revenue growth.

Phase 1: Cost Structure Reset to Current Demand in Advance of a New CEO (February 2020 to August 2020)

The objective of the cost structure reset was to reset the Company’s costs and production footprint to optimize the short-term path to positive EBITDA while also ensuring the Company is well positioned to leverage the reset costs and infrastructure to drive sustainable, longer-term growth. The cost structure reset included a significant reduction in selling, general & administrative (“SG&A”) expenses, refocused capital investment plans, and a facility rationalization initiative to accelerate the path to profitability.

Management committed to delivering an SG&A run rate, including research and development (“R&D”), of $40 million to $45 million per quarter exiting the fiscal fourth quarter of 2020 by focusing the business on its core areas: 1) Canadian consumer market; 2) Canadian medical market; 3) established international medical markets; and 4) U.S. market initiatives. Management also stated its intention to reduce cash capital expenditures for the second half of fiscal 2020 to below $100 million in total through a detailed evaluation of all capital projects underway through a lens of optimizing near-term investor returns.

Following the initial set of cost reductions announced in February 2020 and consistent with the business transformation plan, on June 23, 2020, the Company announced a further 25% reduction in Aurora’s SG&A staff, most with immediate effect, and an approximate 30% reduction in production staff over the following two quarters. The Company also initiated a plan to wind down and close operations at five Canadian facilities including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie, and Aurora Eau. By the end of fiscal Q2 2021, the Company intends to consolidate Canadian production and manufacturing at Aurora Sky, Aurora River (EU-GMP certified), Whistler Pemberton, and Polaris. The Aurora Sun production facility has been scaled back to six grow bays and will allow for the scale up of production on an as-needed basis as dictated by market demand. Global revenues will also be supported by the Company’s Nordic facility in Denmark, which received its license in September 2020 to service the European market with EU-GMP certified product. Subsequent to June 30, 2020, the Company also initiated a consolidation of operations in Europe with corporate office closures in Portugal, Spain and Italy. Despite these office closures, the Company will continue to service these markets, as well as our tender contract with the Italian government, through our main European operations.

Phase 2: Commercial Reset to Deliver Sustainable and Profitable Revenue Growth (August 2020 Forward)

With SG&A and capital asset cost reductions targets met, as well as the ongoing plan for facility rationalization now managed, the second phase of the business transformation is focused on building a commercial platform that will generate sustainable, profitable revenue growth. Led by Aurora’s newly appointed CEO, Miguel Martin, this initiative has commenced and includes a focus on leveraging Aurora’s premium brands across all major consumer categories, enhancement of a consumer-led innovation system, and a focus on consumer categories and sub-categories that have the potential to both deliver meaningful profit and are a space where Aurora has the strengths and capabilities to win. Aurora’s medical markets in Canada and Europe, as well as the U.S. CBD market, continue to deliver healthy margins, with sustainable growth in Europe and the U.S.

Business Transformation Progress Report

SG&A Update

The Company reported $60.1 million of SG&A during Q4 2020 as compared to $73.3 million in Q3 2020 expense and $7.6 million of R&D expense during Q4 2020 as compared to $5.6 million in Q3 2020. SG&A expense in Q4 2020 and Q3 2020 included $3.1 million and $6.0 million, respectively, relating to divested businesses and severance and benefit costs associated with our business transformation plan.

As of the date of this report, the Company’s Q1 2021 SG&A and R&D combined is expected to be between $40 million and $45 million. This significant reduction from the $106.7 million reported for SG&A and R&D combined in Q2 2020 (prior to the start of the business transformation project) results from a focus on the core businesses and elimination of projects and businesses that do not contribute meaningfully to that focus. Reductions include: elimination of a number of projects that required significant external professional fees, renegotiation of several key marketing and research contracts, elimination of headcount across the SG&A functions, and the divestiture (as described below) of several non-core subsidiaries.

Management reiterates its intention to continue to manage the business at a quarterly run rate of $40 to $45 million SG&A, including R&D, to leverage the current cost structure as Phase 2 of the business transformation focuses on profitable revenue growth. Ultimately, Aurora believes that it can support significantly higher levels of net revenue in the future without a corresponding level of growth in SG&A.

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Capital Expenditures Update

Management committed to reducing capital spending to below $100 million in the second half of fiscal 2020. All capital spending was reviewed with the parameters of generating near term returns, a focus on our core businesses, and the preservation of financial resources.

Aurora reported approximately $16.4 million in capital expenditures in Q4 2020, for a total of $90.1 million in the second half of fiscal 2020. This includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share based compensation.

For 2021, management has approved capital spending plans currently expected to total less than $40 million for the full fiscal year.

Revenue

Throughout the business transformation, the Company has continued to show strong results in the medical markets in Canada and Europe. In the Canadian consumer market, the Company launched successfully into major categories such as discount flower and certain key edible markets, but saw some market share erosion during Q4 in certain categories of flower, vape, and pre-rolls. Under Aurora’s new CEO, the team expects to be focused on executing a tactical plan intended to 1) grow Aurora’s market share in key profitable Canadian consumer categories, 2) protect and enhance Aurora’s market share in Canadian medical, 3) grow the international medical business, and 4) build Reliva’s brands in the U.S. CBD market.

EBITDA

Aurora reported Adjusted EBITDA loss of $34.6 million in Q4 2020. Included in Adjusted EBITDA loss is $3.1 million costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs. Excluding these impacts, Adjusted EBITDA loss would have been $30.7 million. With continued reduction in SG&A of a further $20 million or more expected for Q1 2021, the Company expects improvement in Adjust EBITDA in Q1 2021 resulting from the business transformation plan. Aurora’s goal to now reach positive EBITDA in Q2 2021 will depend on achieving healthy high-margin revenues in the Canadian consumer market and the continued containment of SG&A costs.

Cash Utilization

At March 31, 2020, the Company reported $230.2 million of unrestricted cash. During Q4 2020, the Company predominantly utilized that cash in the following categories:

•	Cash used in operations was $63.9 million;

•	Cash expenditures on capital assets of approximately $32.8 million, which includes invoices paid related to work done in Q3; and

•	Payment of debt and lease obligations of approximately $53.3 million.

During Q4 2020, the Company raised cash from:

•	Net proceeds under the At-the-Market (“ATM”) program of $48.3 million; and

•	Net proceeds of $33.7 million through the sale of its investments in Alcanna Inc., EnWave Corporation, and certain items of property, plant and equipment.

Accordingly, as at June 30, 2020, the Company had $162.2 million of unrestricted cash on hand.

As at September 22, 2020, the Company has approximately $110.6 million principal outstanding under its BMO credit facility and US$177.8 million available to raise through the ATM program.

Moving into phase 2 of the business transformation described above, the Company expects the EBITDA loss to decline in Q1 2021 and capital expenditures to remain below $20 million. Even with the uncertainty from the COVID-19 pandemic, due to cost reductions, overall demand on cash to fund normal business operations is expected to be significantly lower in Q1 2021 than in Q4 2020. Refer to “Liquidity and Capital Resources” section below for further discussion.

Coronavirus (“COVID-19”) Update

For the year ended June 30, 2020, the COVID-19 pandemic did not materially disrupt the Company’s business, financial condition, or results of operations. As at the date of the report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any significant impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section below for further discussion on the potential impacts of COVID-19.

Impact of Inventory Accounting Policy Change

To reflect the evolution of the cannabis market, including an increasingly significant portion of revenues coming from derivative products, effective April 1, 2020, the Company changed its accounting policy for inventory costing of its by-products. The Company also changed its accounting policy with respect to the allocation of production management staff salaries, previously charged to general and administration, and now charged to inventory and cost of sales. Management has applied the change in accounting policy retrospectively. Previously reported metrics in this MD&A have been restated to reflect adjustments made as a result of these changes in accounting policy. Refer to “Change in Accounting Policies” section in this MD&A.

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As a result of the accounting policy change, for Q3 2020 we recognized an $8.9 million increase in cost of sales, a $1.2 million decrease in changes in fair value of inventory sold, and a $5.0 million decrease in G&A expenses. The impact of these changes to the Q3 2020 key metrics are as follows:

•	Cash cost to produce cannabis per gram of dried cannabis sold was restated to $1.22, compared to $0.85 as previously reported;

•	Gross margin and gross margin before fair value were restated, respectively, to 26% and 30%, compared to 36% and 42% as previously reported;

•
Adjusted gross margin before FV adjustments on consumer and medical cannabis net revenue were restated, respectively, to 29% and 60%, compared to 43% and 66% as previously reported, adjusted to remove $6.4 million depreciation from cost of sales; and

•
Adjusted EBITDA loss was restated to $50.4 million, compared to $47.7 million EBITDA loss as previously reported, adjusted for $1.3 million acquisition costs and the exclusion of $1.9 million EBITDA loss from discontinued operations.

Statement of Comprehensive (Loss) Income

	Three months ended		Year ended
($ thousands)	June 30, 2020	March 31, 2020 (1)(2)	June 30, 2020	June 30, 2019 (1)(2)	June 30, 2018 (2)
Net revenue (3)	$72,114	$75,520	$278,906	$245,536	$50,978
Gross (loss) profit before fair value (“FV”) adjustments	($79,855)	$23,008	$1,672	$121,758	$32,317
Gross (loss) profit	($111,129)	$19,768	($33,539)	$142,440	$40,243
Operating expenses	$90,668	$104,067	$457,423	$460,718	$137,765
Loss from operations	($201,797)	($84,299)	($490,962)	($318,278)	($97,522)
Other (expense) income	($1,725,811)	($63,602)	($2,892,934)	($12,371)	$173,098
Net (loss) income from continuing operations	($1,860,027)	($136,132)	($3,300,493)	($300,740)	$67,477
Net (loss) income from discontinued operations, net of taxes	($2,954)	($3,882)	($9,844)	$144	$1,750
Net (loss) income	($1,862,981)	($140,014)	($3,310,337)	($300,596)	$69,227
Adjusted EBITDA(4)(5)	($34,606)	($50,427)	($190,672)	($138,010)	($40,246)

(1)
Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(2)
As a result of the Company’s divestment of its wholly owned subsidiary, Aurora Larssen Projects Inc. (“ALPS”), the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture.

(3)	Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018.

(4)	This term is defined in the “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.

(5)
Included in the three months ended June 30, 2020, are $3.1 million SG&A costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs. Excluding these expenses, Adjusted EBITDA loss would have been $30.7 million.

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Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q4 2020	Q3 2020 (1)	$ Change	% Change
Financial Results
Total net revenue (2)	$72,114	$75,520	($3,406)	(5)%
Cannabis net revenue (2)(3a)	$67,492	$69,637	($2,145)	(3)%
Medical cannabis net revenue (3a)	$32,226	$31,086	$1,140	4%
Consumer cannabis net revenue (3a)	$35,266	$38,551	($3,285)	(9)%
Adjusted gross margin before FV adjustments on cannabis net revenue (3b)	50%	43%	N/A	7%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (3b)	67%	60%	N/A	7%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (3b)	35%	29%	N/A	6%
SG&A expense (4)	$60,088	$73,289	($13,201)	(18)%
R&D expense	$7,646	$5,601	$2,045	37%
Adjusted EBITDA (7)	($34,606)	($50,427)	$15,821	31%

Balance Sheet
Working capital	$147,933	$429,293	($281,360)	(66)%
Cannabis inventory and biological assets (5)	$139,198	$225,966	($86,768)	(38)%
Total assets	$2,783,695	$4,699,137	($1,915,442)	(41)%

Operational Results – Cannabis
Cash cost to produce per gram of dried cannabis sold (3c)	$0.89	$1.22	($0.33)	(27)%
Average net selling price of dried cannabis (3)	$3.60	$4.64	($1.04)	(22)%
Kilograms produced	44,406	36,207	8,199	23%
Kilograms sold (6)	16,748	12,729	4,019	32%

(1)
Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. For further detail, refer to Note 11(b) of the Financial Statements and “Change in Accounting Policies” section below, respectively.

(2)
Includes the impact of actual and expected product returns and price adjustments (three and twelve months ended June 30, 2020 - $1.9 million and $15.3 million; three and twelve months ended June 30, 2019 - nil and nil).

(3)
These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of the non-GAAP measures to the IFRS equivalent measure

a.	Refer to the “Revenue” section for a reconciliation to the IFRS equivalent.

b.	Refer to the “Gross Margin” section for reconciliation to the IFRS equivalent.

c.	Refer to the “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis” section for reconciliation to the IFRS equivalent.

(4)
Includes costs from divested businesses and severance and benefit costs associated with our business transformation plan of $2.1 million and $1.0 million, respectively (Q3 2020 - $1.0 million and $5.0 million, respectively).

(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

(6)	The kilograms sold is offset by the grams returned.

(7)
Included in Q4 2020, are $3.1 million SG&A costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs. Excluding these expenses, Adjusted EBITDA loss would have been $30.7 million.

Financial Highlights

Revenue

During Q4 2020, net revenue decreased by $3.4 million, or 5%, as compared to Q3 2020. The decrease was primarily driven by a $3.3 million, or 9%, decrease in consumer cannabis net revenue as compared to the prior quarter. Although total kilograms of dried consumer cannabis sold increased, this was offset by a decrease in the average net selling price per gram of consumer dried cannabis due to the launch of Daily Special, the Company’s value brand into the dried cannabis segment. Medical cannabis net revenue delivered strong growth of 4% with sales mix shifting towards the European market.

Gross Margins and Cultivation Costs

Gross margin before fair value adjustments on cannabis net revenue was (96)% in Q4 2020 as compared to 32% in Q3 2020. Included in cannabis cost of sales for Q4 2020 is an inventory impairment charge of $91.0 million (Q3 2020 - nil) and depreciation charges of $7.8 million (Q3 2020 - $7.6 million). The inventory impairment charges arose due to a decrease in selling price and excess inventory identified based on current and projected market demands.

Adjusted gross margin before fair value adjustments on cannabis net revenue, which excludes the impacts of inventory impairment and depreciation, was 50% in Q4 2020 as compared to 43% in Q3 2020. The increase in gross margin is attributable to a shift in sales mix towards the high-margin medical business, and a 27% decrease in the Company’s cash cost to produce per gram of dried cannabis sold, partially offset by a 26% decrease in the overall average net selling price per gram, primarily attributable to consumer dried cannabis driven by Daily Special.

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Cash cost to produce per gram of dried cannabis sold decreased to $0.89 per gram and gram equivalent, down by $0.33 from Q3 2020. In Q4 2020, the Company produced 44,406 kilograms of cannabis, a 23% increase from Q3 2020 which resulted in higher overhead absorption, and greater weighted average yields per plant and capacity utilization, which contributed to the decrease in cash cost quarter over quarter.

As at June 30, 2020, Aurora wrote down the value of all slow moving and excess inventory, mainly trim, to its net realizable value. The Company recognized a total inventory impairment charge of $135.1 million of which $105.5 million is recognized through cost of sales and $29.6 million is recognized through changes in fair value of inventory sold. This inventory review and reset addresses the evolution of consumer demands in the Canadian cannabis industry and aligns the Company’s current inventory levels for required volumes and products through fiscal 2021. With the June 30, 2020 inventory levels and planned production through fiscal 2021, Aurora is positioned to support revenue expansion in a breadth of flower, vape, pre-roll, and derivative categories in Canada and globally.

Selling, General and Administration Expenditures

During Q4 2020, SG&A was $60.1 million as compared to $73.3 million in Q3 2020, a decrease of $13.2 million or 18%. The decrease was primarily attributable to a full quarter’s impact of management’s ongoing business transformation plan announced on February 6, 2020 to rationalize all spending and focus on activities that generate near-term positive impact to earnings. Included in SG&A for Q4 2020 and Q3 2020 is $3.1 million and $6.0 million relating to divested businesses and severance and benefit costs associated with our business transformation plan (refer to ”Key Developments Subsequent to June 30, 2020”).

Net Loss

During Q4 2020, net loss was $1.9 billion, as compared to $140.0 million in Q3 2020. The Q4 2020 net loss was primarily due to (i) $1.6 billion impairment charges to intangible assets and goodwill; (ii) a $86.5 million impairment charge to property, plant and equipment, (iii) $105.5 million inventory impairment charges recognized through cost of sales, and (iv) $29.6 million is recognized through changes in fair value of inventory sold.

The impairment charges to intangible assets and goodwill are allocated to the Company’s cannabis operating segment. Impairment charges during the period were primarily attributable to change in overall industry and market conditions and a realignment of strategic plans to meet market demand. Refer to Note 14 of the Financial Statements for a description of the key assumptions used in the goodwill impairment test. The impairment charges to intangible assets and property, plant and equipment were the result of restructuring activities.

Adjusted EBITDA

The Company defines Adjusted EBITDA as net loss excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal of investments, and non-cash impairment of intangibles, goodwill, inventory and property plant and equipment and other assets.

The Adjusted EBITDA loss for Q4 2020 was $34.6 million as compared to a $50.4 million loss in Q3 2020. The $15.8 million decrease in our Adjusted EBITDA loss was primarily attributable to the quarter-over-quarter $11.2 million decrease in SG&A and R&D, including a $4.0 million decrease in severance and benefit costs relating to business transformation costs from Q3 2020, a $6.2 million decrease in cost of sales, adjusted for the impact of inventory impairment and depreciation allocated to cost of sales, offset by a $3.4 million decrease in net revenue. Excluding the impact of $3.1 million costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs, Adjusted EBITDA loss for Q4 2020 would have been $30.7 million.

Key Developments During the Three Month Period Ended June 30, 2020

Restructuring Activities

On June 23, 2020, as part of Phase 1 of the business transformation plan, the Company announced a second tranche of restructuring activities intended to consolidate certain production activities and strategically realign operations to rationalize operating costs. These changes include an approximate 25% reduction in Aurora’s SG&A staff and an approximate 30% reduction in production staff over the next two quarters to focus production and manufacturing at the Company’s larger scale facilities, which are expected to reap greater economies of scale and cost efficiencies. The affected facilities that will be wound down and closed over the next two quarters are Aurora’s smaller scale facilities, including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie, and Aurora Eau. Furthermore, Canadian production and manufacturing activities will be consolidated at Aurora Sky, Aurora River, Whistler Pemberton and Polaris.

Retirement of Co-Founder and Directors

On June 16, 2020, the Company announced the retirement of Co-Founder Steve Dobler, its President and a Director of the Company, effective June 30, 2020. Mr. Dobler had been the President of Aurora and a member of Aurora's Board of Directors since December 2014.

On June 29, 2020, the Company announced the retirement of Terry Booth from his role as a Director of the Company, effective June 26, 2020.

Acquisitions

On May 28, 2020, the Company acquired Reliva, a U.S. company based in Massachusetts, which specializes in the sale of CBD products. Through its partnerships with wholesalers and retailers, Reliva’s products are available for sale through retail locations as well as via e-commerce. The Company acquired Reliva to gain entry into the U.S. CBD market. The Company acquired Reliva for total consideration of $53.1 million, comprised of 2,480,810 common shares with a fair value of $52.4 million and $0.7 million held in escrow which is subject to working capital adjustments.

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Sale of Assets

a)	Sale of EnWave Corporation (“EnWave”) Marketable Securities

In April 2020, the Company sold all of its 5,302,227 common shares held in EnWave for net proceeds of $4.1 million and recognized a realized loss of $5.9 million. EnWave is a publicly-traded, Vancouver-based company, and is traded on the TSX Venture Exchange (the “TSXV”). Aurora no longer holds any shares of EnWave.

b)	Sale of Alcanna Inc. common shares

In June 2020, the Company disposed of its investment in Alcanna, representing 9,200,000 common shares or a 24.8% ownership interest. The Company received gross proceeds of $27.6 million at an average price of $3.00 per share and recognized a $12.0 million accounting gain on disposal. Aurora no longer holds any remaining common shares in Alcanna.

Financing Activities

On April 16, 2020, we filed an ATM supplement which provides for an additional US$250.0 million in common shares to be sold by the executing sales agents at market prices, increasing the total financing available under the ATM to US$650.0 million. Refer to the “Liquidity and Capital Resources” section for further details.

Share Consolidation and NYSE Continued Listing Standard Notification

On April 8, 2020, the Company received notification from the NYSE that, as a result of its common share price falling below an average of U.S.$1.00 for a consecutive 30 trading-day period, it was not in compliance with one of the NYSE’s continued listing standards. Non-compliance with the NYSE’s price listing standard does not affect the Company’s business operations or its reporting requirements to any regulatory authorities, nor does it breach or cause an event of default under any of the Company’s agreements with its lenders. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of the Common Shares on the TSX.

On May 11, 2020, the Company completed the Share Consolidation, resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to approximately 110,089,377. Although the Company’s Board of Directors considered many factors when approving the Share Consolidation, the Share Consolidation was partially implemented to ensure continued compliance with NYSE listing standards. The share consolidation has restored compliance with NYSE listing requirements and continues to provide access to a broad range of investors, access to equity capital, and trading liquidity.

Disposition of ALPS

On May 11, 2020, the Company sold ALPS for a nominal amount. The Company will retain a preferential pricing services agreement with ALPS should ongoing maintenance or engineering services be required in the future. The Company initially acquired Larssen Ltd. in December 2017 as the Company executed an expansion strategy including the construction of a number of highly-advanced cannabis production facilities. By bringing Larssen’s world-leading expertise in-house, this acquisition allowed the Company to save considerable project-related expenses over the intervening two and a half years of global expansion. With the Company’s major production facilities either completed or well planned, the Company recognized the opportunity to reduce ongoing SG&A through the divestiture of ALPS.

Key Developments Subsequent to June 30, 2020

Appointment of the New CEO

On July 6, 2020, the Company appointed Miguel Martin, President and CEO of Reliva, as Chief Commercial Officer of the Company, replacing Darren Karasiuk. Miguel was subsequently appointed CEO on September 8, 2020, replacing Michael Singer who held that position on an interim basis from February 6, 2020. Miguel has deep, diverse experience in consumer-packaged goods, highly regulated industries and the U.S. cannabinoid industry and is well-positioned to execute the next phase of Aurora’s business transformation, with a focus on commercial strategy. Michael Singer stepped down as interim CEO and remains Executive Chairman.

Amendment to Convertible Debentures in High Tide Inc. (“High Tide”)

On July 23, 2020, the Company amended its $10.0 million unsecured convertible debentures with High Tide to (i) extend the maturity date from December 12, 2020 to January 1, 2025, (ii) decrease the conversion price from $0.75 to $0.425 per common share, (iii) convert the debt to a secured debenture against certain High Tide’s assets and properties, and (iv) increase the principal outstanding balance to $10.8 million. The Company also entered into a debt restructuring agreement whereby High Tide would pay a 0.5% royalty payment beginning November 1, 2021, with an automatic increase of an additional 0.5% each subsequent year.

Disposition of European Hemp Business

On July 31, 2020, the Company sold its Lithuanian subsidiary, Aurora Hemp Europe to the former owner of Aurora Hemp Europe. Aurora Hemp Europe provided hemp seed contracting and processing. Aurora Hemp Europe was divested given that the business operations no longer align with the Company’s strategy to focus on core cannabis operations. This divestiture is expected to reduce SG&A expenses as part of our business transformation plan.

9 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Mutual Termination of the Ultimate Fighting Championship (“UFC”) Partnership

On September 8, 2020, the Company and UFC mutually terminated its partnership for a one-time payment of US$30.0 million. Net of the US$30.0 million one-time payment, the termination of this agreement will conserve greater than $150 million in sponsorship, licensing fee, clinical trial, and marketing expenditures over the next 6 years.

Resignation of a Director

On September 22, 2020, Dr. Jason Dyck elected to step down from the Board of Directors in order to pursue other opportunities.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. The Company also derives revenue from ancillary support functions, which include patient counseling services. The table below outlines the reconciliation of the Company’s total net revenue to its cannabis net revenue metric for the three and twelve months ended June 30, 2020 and their comparative periods.

($ thousands)	Three months ended		Year ended
	June 30, 2020	March 31, 2020	June 30, 2020	June 30, 2019
Medical cannabis net revenue
Canada dried cannabis	15,571	14,894	60,150	58,101
Canada cannabis extracts	12,063	12,155	45,615	34,447
International dried cannabis	4,555	4,020	14,886	14,141
International cannabis extracts (1)	37	17	497	—
Total medical cannabis net revenue	32,226	31,086	121,148	106,689

Consumer cannabis net revenue
Dried cannabis	30,190	32,996	118,853	88,603
Cannabis extracts (1)	6,929	8,473	23,228	7,993
Net revenue provisions	(1,853)	(2,918)	(15,336)	—
Total consumer cannabis net revenue	35,266	38,551	126,745	96,596

Wholesale bulk cannabis net revenue
Dried cannabis	—	—	9,784	22,181
Cannabis extracts (1)	—	—	2,904	—
Total wholesale bulk cannabis net revenue	—	—	12,688	22,181

Total cannabis net revenue	67,492	69,637	260,581	225,466
Ancillary net revenue (2)	4,622	5,883	18,325	20,070
Total net revenue	72,114	75,520	278,906	245,536

(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays, topical, edibles, vaporizer revenue and U.S. CBD product sales.

(2)
As a result of the Company’s divestment of its wholly owned subsidiary, ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture. ALPS generated no net revenue for both the three months ended June 30, 2020 and March 31, 2020, and $nil, $2.4 million and $4.2 million for the years ended June 30, 2020, 2019 and 2018, respectively.

During the three months ended June 30, 2020, cannabis net revenue decreased by $2.1 million, or 3%, as compared to the prior quarter. The decrease was primarily due to a decrease in consumer cannabis net revenue of $3.3 million or 9% during the period offset by continued growth in our medical cannabis net revenue of $1.1 million or 4% during the period. Consumer cannabis net revenue for the three months ended June 30, 2020 is presented after recognizing the impact of a negligible amount of actual returns and price adjustments and a $1.9 million provision for future returns and price adjustments (three months ended March 31, 2020 - $0.9 million and $2.0 million, respectively). The $1.9 million provision is based on historical experience and management’s estimate of future returns and price adjustments. Before considering the total $1.9 million impact of the product returns, price adjustments and the revenue provision, total cannabis net revenue for the three months ended June 30, 2020 (three months ended March 31, 2020 - $2.9 million) would have decreased by $3.2 million or 4% as compared to the three months ended March 31, 2020.

During the year ended June 30, 2020, cannabis net revenue increased by $35.1 million, as compared to the prior year. The increase is primarily driven by (i) a $30.1 million increase in consumer cannabis net revenue due to the recognition of a full year of consumer cannabis sales in the current year as compared to the prior year when legalization under the Cannabis Act came into effect on October 17, 2018; and (ii) a $14.5 million increase in medical cannabis net revenue primarily driven by an increase in extract sales. This was offset by a decrease in wholesale bulk cannabis net revenue of $9.5 million. Included in total cannabis net revenue for the year ended June 30, 2020 is $5.4 million (year ended June 30, 2019 - $3.1 million) attributed to the acquisition of Whistler which occurred in March 1, 2019.

10 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Medical Cannabis Net Revenue

During the three months ended June 30, 2020, the Company’s medical cannabis net revenues increased $1.1 million, or 4%, as compared to the prior quarter. The increase was primarily attributable to:

•
Canadian dried cannabis sales increased by $0.7 million over the prior period. The slight increase of 62 kilograms sold was offset by a 0.5% decline in the average net selling price of medical cannabis; and

•	International dried cannabis sales increased by $0.5 million or 70 kilograms over the prior quarter.

During the year ended June 30, 2020, medical cannabis net revenue increased by $14.5 million, or 14%, as compared to the prior year. The increase was primarily driven by a $11.2 million, or 32%, increase in Canadian cannabis extract sales which was driven by an increase of 1,564 kilograms sold and offset by a 11.2% decrease in the average net selling price of cannabis extracts. The average net selling price per gram of medical cannabis decreased by 6.1% to $8.05 per gram, due to price compression seen in the Canadian medical cannabis sales as the Company began to offer larger pack sizes in their medical channel. Included within the cannabis extract sales is $3.7 million of Cannabis 2.0 revenue, from edibles and vape products, which were not present in the prior fiscal year. The sale of Cannabis 2.0 products was legalized in Canada effective October 17, 2019, however the products were not available for sale until December 17, 2019. Canadian dried cannabis sales increased by $2.0 million, or 4%, driven by an increase of 344 kilograms sold and offset by a slight price decline of 1% as compared to the prior year. International dried cannabis sales remained relatively consistent, experiencing an increase of $0.7 million as compared to the prior year. Included in total medical cannabis net revenue for the year ended June 30, 2020 is $3.0 million (year ended June 30, 2019 - $1.3 million) attributed to the acquisition of Whistler which occurred in March 1, 2019.

Consumer Cannabis Net Revenue

During the three months ended June 30, 2020, the Company’s consumer cannabis net revenue decreased by $3.3 million, or 9%, as compared to the same period in the prior quarter. The decrease is primarily attributed to:

•
a $2.8 million decrease in dried cannabis net revenue which was primarily driven by a 30% decrease in the average net selling price per gram of consumer dried cannabis which was offset by an increase of 2,962 kilograms sold as compared to the prior quarter. Daily Special, the Company’s value brand, was a significant driver in the increased volume and decreased average net selling price per gram of consumer cannabis, with dried cannabis Daily Special net revenues accounting for 62% of total dried cannabis net revenues for the three months ended June 30, 2020 as compared to 35% in the three months ended March 31, 2020. During the three months ended June 30, 2020, a 28 gram Daily Special pack size was launched, which also contributed to the greater percentage mix, as initial orders were filled.

•	a $1.5 million decrease in cannabis extracts net revenue, which includes the sale of Cannabis 2.0 products, driven primarily by a decrease in sale of vapes and sublingual products; and

•	a $1.1 million reduction in actual net returns, price adjustments and provisions as compared to Q3 2020.

During the three months ended June 30, 2020, consumer cannabis net revenue is presented net of a negligible amount of actual returns and price adjustments and a $1.9 million net revenue provision for future returns and price adjustments. Before the impact of returns, price adjustments and the recognition of the revenue provision, consumer cannabis net revenue would have decreased by $4.4 million, or 10%, as compared to the same period in the prior quarter. Management continues to work closely with provincial government bodies to monitor inventory levels and related sell-through rates to manage the level of future product returns.

During the year ended June 30, 2020, consumer cannabis net revenue increased by $30.1 million, or 31%, compared to the prior year. The increase was primarily due to (i) the recognition of a full year of consumer cannabis sales over the comparative period as legalization under the Cannabis Act came into effect on October 17, 2018; and (ii) the sale of Cannabis 2.0 products was legalized in Canada in October 2019 which accounted for $13.9 million in consumer cannabis net revenue during the year ended June 30, 2020 (June 30, 2019 - nil). This was offset by the $15.3 million in product returns and pricing adjustments during the year ended June 30, 2020 (June 30, 2019 - nil). Before the impact of returns, price adjustments and the recognition of the revenue provision, consumer cannabis net revenue would have increased by $45.5 million, or 47%, as compared to the same period in the prior year. Included in total consumer cannabis net revenue for the year ended June 30, 2020, $2.3 million (year ended June 30, 2019 - $2.0 million) is attributed to the acquisition of Whistler which occurred in March 1, 2019.

Wholesale Bulk Cannabis Net Revenue

During the three months ended June 30, 2020, the Company generated a nominal amount of wholesale bulk cannabis net revenue which is consistent with the previous quarter.

During the year ended June 30, 2020, the Company’s wholesale bulk cannabis net revenue decreased by $9.5 million as compared to the prior year. The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are appropriate.

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Cost of Sales and Gross Margin

($ thousands)	Three months ended		Year ended
	June 30, 2020	March 31, 2020 (1)	June 30, 2020	June 30, 2019 (1)(3)
Net revenue	72,114	75,520	278,906	245,536
Cost of sales	(151,969)	(52,512)	(277,234)	(123,778)
Gross profit before FV adjustments (2)	(79,855)	23,008	1,672	121,758
Changes in fair value of inventory sold	(43,153)	(14,144)	(91,825)	(71,821)
Unrealized gain on changes in fair value of biological assets	11,879	10,904	56,614	92,503
Gross profit	(111,129)	19,768	(33,539)	142,440
Gross margin	(154)%	26%	(12)%	58%

(1)
Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(2)	Gross profit before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.

(3)
As a result of the Company’s divestment of its wholly owned subsidiary ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture. ALPS generated $nil gross profit for both the three months ended June 30, 2020 and March 31, 2020, and $nil, $2.4 million gross profit for the years ended June 30, 2020 and 2019, respectively.

During the three and twelve months ended June 30, 2020, gross profit decreased by $130.9 million and $176.0 million as compared to the same respective prior periods. These decreases were primarily driven by a $135.1 million inventory impairment charge, of which $105.5 million is allocated to cost of sales and $29.6 million is allocated to changes in fair value of inventory sold for both the three and twelve months ended June 30, 2020. The inventory impairment charges were due to a decrease in selling price and excess inventory identified based on current and projected market demands. Excluding these impairment charges, gross profit would have increased by $4.2 million and decreased by $40.9 million for the three and twelve months ended June 30, 2020, respectively.

The table below outlines adjusted gross profit and margin before fair value adjustments for the three month periods ended.

($ thousands)	Medical Cannabis	Consumer Cannabis	Auxiliary Support Functions	Total
Three months ended June 30, 2020
Gross Revenue	35,494	48,299	4,622	88,415
Excise taxes	(3,268)	(13,033)	—	(16,301)
Net revenue	32,226	35,266	4,622	72,114
Cost of sales	(32,118)	(100,266)	(19,585)	(151,969)
Gross profit (loss) before FV adjustments (1)	108	(65,000)	(14,963)	(79,855)
Depreciation	3,073	4,703	—	7,776
Inventory impairment in cost of sales	18,260	72,749	14,479	105,488
Adjusted gross profit (loss) before FV adjustments (1)	21,441	12,452	(484)	33,409
Adjusted gross margin before FV adjustments (1)	67%	35%	(10)%	46%

Three months ended March 31, 2020 (2)(3)
Gross Revenue	34,339	49,387	5,883	89,609
Excise taxes	(3,253)	(10,836)	—	(14,089)
Net revenue	31,086	38,551	5,883	75,520
Cost of sales	(15,422)	(32,115)	(4,975)	(52,512)
Gross profit before FV adjustments (1)	15,664	6,436	908	23,008
Depreciation	2,887	4,703	—	7,590
Adjusted gross profit before FV adjustments (1)	18,551	11,139	908	30,598
Adjusted gross margin before FV adjustments (1)	60%	29%	15%	41%

(1)
Adjusted gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

(2)
Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(3)
As a result of the Company’s divestment of its wholly owned subsidiary ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture.

12 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Medical Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue for the three months ended June 30, 2020 increased to 67%, as compared to 60% for the same period in the prior quarter. The change from prior quarter was due to a 27% decrease in the cash cost to produce per gram of dried cannabis sold as compared to the prior quarter offset by a 1% decrease in the average net selling price per gram of medical cannabis.

The Company does not pass the cost of excise taxes onto medical patients. Of the $16.3 million excise taxes incurred during the three months ended June 30, 2020, $3.3 million relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis revenues directly impacted our bottom line and decreased our medical gross margin by 3% and 3% for the three months ended June 30, 2020 and March 31, 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue for the three months ended June 30, 2020 was 35% as compared to 29% for the same period in the prior quarter. The increase is primarily attributable to:

(i)	a decrease of our cash cost of sales per gram of dried cannabis sold due to lower packaging costs as the Company increased sales of multi-gram dried cannabis product;

(ii)	a decrease of $1.1 million in actual net returns, price adjustments and net revenue provisions for the period to $1.9 million, and offset by;

(iii)
an increase of 3,859 kilograms of consumer cannabis sold as a result of a continued shift in our sales mix towards our Daily Special value brand which is sold at a more competitive price point for the value market segment. As a result of these factors, our average net selling price per gram of consumer cannabis decreased from $4.33 per gram in Q3 2020 to $2.76 per gram in Q4 2020.

The table below outlines adjusted gross profit and margin before fair value adjustments for the years ended.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total
Year ended June 30, 2020
Gross Revenue	134,086	163,104	12,688	18,325	328,203
Excise taxes	(12,938)	(36,359)	—	—	(49,297)
Net revenue	121,148	126,745	12,688	18,325	278,906
Cost of sales	(73,670)	(166,621)	(5,431)	(31,512)	(277,234)
Gross profit (loss) before FV adjustments (1)	47,478	(39,876)	7,257	(13,187)	1,672
Depreciation	10,986	15,041	1,174	—	27,201
Inventory impairment in cost of sales	18,260	72,749	—	14,479	105,488
Adjusted gross profit before FV adjustments (1)	76,724	47,914	8,431	1,292	134,361
Adjusted gross margin before FV adjustments (1)	63%	38%	66%	7%	48%

Year ended June 30, 2019 (2)(3)
Gross Revenue	115,890	120,553	22,181	20,070	278,694
Excise taxes	(9,201)	(23,957)	—	—	(33,158)
Net revenue	106,689	96,596	22,181	20,070	245,536
Cost of sales	(49,499)	(54,668)	(7,426)	(12,185)	(123,778)
Gross profit before FV adjustments (1)	57,190	41,928	14,755	7,885	121,758
Depreciation	5,556	6,584	1,211	—	13,351
Adjusted gross profit before FV adjustments (1)	62,746	48,512	15,966	7,885	135,109
Adjusted gross margin before FV adjustments (1)	59%	50%	72%	39%	55%

(1)
Adjusted gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

(2)
Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(3)
As a result of the Company’s divestment of its wholly owned subsidiary ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture.

Medical Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on medical cannabis net revenue for the year ended June 30, 2020 was 63% compared to 59% for the prior year. The increase is primarily attributable to:

(i)	a 14% increase in medical cannabis net revenue driven primarily through an increase of 2,608 kilograms of medical cannabis sold as compared to the prior year;

(ii)	a reduction in our production costs through the increase of production capacity and realization of economies of sale at our production facilities; offset by

13 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

(iii)	a 6% decrease in the average net selling price per gram of medical cannabis.

Consumer Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on consumer cannabis net revenue for the year ended June 30, 2020 was 38% as compared to 50% in the prior year. The decrease is primarily attributable to:

(i)
a decline in the average net selling price per gram of consumer cannabis from $5.36 for the year ended June 30, 2019 to $3.94 the year ended June 30, 2020 as a result of a continued shift in our sales mix towards our Daily Special value brand which is sold at a more competitive price point for the value market segment;

(ii)	$15.3 million in net returns and price adjustments reducing net revenue, including a $1.9 million net provision for future returns and price adjustments; offset by

(iii)	a reduction in our production costs through the increase of production capacity and realization of economies of scale at our production facilities; and

(iv)
a $30.1 million increase in consumer cannabis net revenue, as a result of a 78% increase in kilograms of consumer cannabis sold, 32,157 kilograms sold for the current year compared to 18,023 kilograms sold in the prior year.

Wholesale Bulk Cannabis Gross Margin

Adjusted gross margin before fair value adjustments on wholesale bulk cannabis net revenue decreased to 66% for the year ended June 30, 2020 as compared to 72% for the prior year. The decrease was primarily attributable to a $0.60 decrease in the average net selling price per gram of wholesale bulk cannabis to $3.00 per gram for the year ended June 30, 2020 resulting from the sales of cannabis trim during the period. Cannabis trim generally contains lower quantities of cannabinoids and are thus sold at a lower average net selling price per gram.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis

($ thousands)	Three months ended		Year ended
	June 30, 2020	March 31, 2020 (1)	June 30, 2020	June 30, 2019 (1)
Total consolidated cost of sales	151,969	52,512	277,234	123,778
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (2)	(19,585)	(5,759)	(33,246)	(17,570)
Cannabis inventory impairment (6)	(91,009)	—	(91,009)	—
Cash cost of sales for cannabis extracts	(10,647)	(13,471)	(41,236)	(15,716)
Cost of cannabis purchased from other licensed producers	(97)	(434)	(1,180)	(5,075)
Depreciation	(7,776)	(7,590)	(27,201)	(13,351)
Cost of accessories (3)	—	—	(402)	(907)
Cash cost of sales of dried cannabis sold (4)	22,855	25,258	82,960	71,159
Packaging costs	(7,717)	(9,064)	(28,616)	(15,751)
Cash cost to produce dried cannabis sold (4)	15,138	16,194	54,344	55,408

Kilogram equivalents of cannabis sold produced by Aurora (5)	16,960	13,239	52,112	33,361
Cash cost of sales per gram of dried cannabis sold (4)	$1.35	$1.91	$1.59	$2.13
Cash cost to produce per gram of dried cannabis sold (4)	$0.89	$1.22	$1.04	$1.66

(1)
Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(2)
Non-cannabis segment cost of sales consists of cost of sales from the production and sale of indoor cultivation systems. Non-cannabis cost of sales consists of cost of sales from patient counseling services, hemp products, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to the sales of dried cannabis produced by Aurora

(3)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.

(4)
Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not recognized, defined, or subject to standardized measurement under IFRS. These respective metrics represent the blended and consolidated cash costs for dried cannabis produced by Aurora operations and sold under our Aurora, CanniMed, MedReleaf, ICC and Whistler operations during the year ended June 30, 2020. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the fiscal 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

(5)
Kilograms of dried cannabis sold includes dried kilograms sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations, but excludes kilograms returned and dried kilograms sold purchased from other Licensed Producers.

(6)	$105.5 million of inventory impairment charges were recognized through cost of sales of which $91.0 million relates to cannabis and $14.5 million relates to auxiliary support functions.

During the three months ended June 30, 2020, the Company changed its accounting policy for inventory costing related to by-products and the allocation of production management staff salaries. Management applied the adjustments for the policy change retrospectively (refer to “Change in Accounting Policies” section of this MD&A). As a result of this policy change, cost of sales increased by $8.9 million, of which $2.3 million is attributed to cash cost of sales for cannabis extracts, $1.1 million is attributed to depreciation, and $0.5 million is attributed to packaging costs. Accordingly, Q3 2020 cash cost of sales and cash cost to produce per gram of dried cannabis sold were restated from the previously reported $1.50 and $0.85, respectively.

14 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Cash cost of sales per gram of dried cannabis sold decreased by $0.56, or 29%, during the three months ended June 30, 2020 as compared to the prior quarter. The decrease from the prior quarter was primarily attributable to lower packaging costs as the Company increased sales of multi-gram dried cannabis products, including the Company’s newly launched Daily Special value brand. Included in the three months ended March 31, 2020 cost of sales is $2.1 million of under absorbed costs resulting from the change in accounting policy. Excluding the impact of the $2.1 million under absorption, cash cost of sales per gram of dried cannabis sold in the three months ended March 31, 2020 would have been $1.75.

Cash cost to produce per gram of dried cannabis sold decreased by $0.33, or 27%, during the three months ended June 30, 2020 as compared to the prior quarter. Excluding the impact of the $2.1 million under absorption described above, cash cost to produce per gram of dried cannabis sold in the three months ended March 31, 2020 would have been $1.06. The decrease quarter over quarter was primarily attributable to the higher overhead absorption as a result of a 23% increase in production, from 36,207 kilograms to 44,406 kilograms for the three months ended March 31 and June 30, 2020, respectively.

Cash cost of sales per gram of dried cannabis sold for the year ended June 30, 2020 decreased by $0.54 as compared to the prior year. In the prior year, we incurred higher inventory management, infrastructure and distribution costs to meet demand with the legalization of the consumer cannabis sales in Canada which came into effect on October 17, 2018. In addition, we also incurred increased packaging costs in the prior year resulting from new excise tax stamping, packaging and regulatory requirements mandated under the Cannabis Act.

Cash cost to produce per gram of dried cannabis sold for the year ended June 30, 2020 decreased by $0.62 as compared to the prior year. The decrease was primarily attributable to the integration of Aurora’s yield expertise at acquired production facilities and the realization of economies of scale with the ramp up of Aurora Sky, which were partially offset by higher labor and logistics costs incurred in preparation for the legalization of the consumer market. The Company produced 152,740 kilograms and 57,442 kilograms for the years ended June 30, 2020 and 2019, respectively.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants during the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. Dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and/or produced in the period as opposed to milliliters, or number of capsules, as the case may be. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the Tetrahydrocannabinol (“THC”) and CBD content in the cannabis extract product. On average, for the three months ended June 30, 2020, March 31, 2020, and June 30, 2019, one bottle of cannabis oil was equivalent to 8.6, 8.4 and 8.8 gram equivalents of dried cannabis, respectively. On average, for the three months ended June 30, 2020, March 31, 2020, and June 30, 2019, one bottle of cannabis capsules was equivalent to 3.4, 3.2 and 4.7 gram equivalents of dried cannabis, respectively.

Operating Expenses

($ thousands)	Three months ended		Year ended
	June 30, 2020	March 31, 2020	June 30, 2020	June 30, 2019
General and administration (1)	43,299	49,937	205,276	159,069
Sales and marketing	16,789	23,352	91,271	99,272
Acquisition costs	2,170	1,300	6,493	17,217
Research and development	7,646	5,601	26,070	14,778
Depreciation and amortization	14,789	14,673	68,414	63,343
Share-based compensation	5,975	9,204	59,899	107,039
Total operating expenses	90,668	104,067	457,423	460,718

(1)
Amounts have been retroactively restated for the change in accounting policy for the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

(2)
As a result of the Company’s divestment of its wholly owned subsidiary, ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture. ALPS incurred a nominal and $1.9 million of SG&A for the three months ended June 30, 2020 and March 31, 2020, respectively, and $6.0 million and $1.9 million for the years ended June 30, 2020 and 2019, respectively.

General and administration (“G&A”)

During the three months ended June 30, 2020, G&A decreased by $6.6 million, or 13%, as compared to the prior quarter due to a full quarter impact of the business transformation plan announced on February 6, 2020, including an overall reduction in payroll expenses due to a reduction in headcount, information technology (“IT”), travel, legal and professional fees. On June 23, 2020, consistent with the business transformation plan, the Company announced further reductions to Aurora’s SG&A and production staff as well as the closure and consolidation of several Canadian production facilities (please see the “Business Overview” section of this MD&A). Included in G&A for the three months ended June 30 and March 31, 2020, is $2.1 million and $0.6 million, respectively, relating to Aurora Hemp Europe which the Company divested of on July 31, 2020 (refer to Note 30 of the Financial Statements for more information about the divestiture), as well as $1.0 million and $5.0 million, respectively, in severance and related benefit costs associated with our business transformation plan.

15 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

During the year ended June 30, 2020, G&A expenses increased by $46.2 million, or 29%, as compared to the same period in the prior year. The increase was primarily attributable to higher salaries, wages and benefit costs associated with a larger headcount base relative to 2019. Other increases include higher professional and consulting fees related to general corporate matters, and corporate and office charges related to the expansion of domestic and international operations and business functions. Included in G&A for the year ended June 30, 2020 is $3.4 million attributed to the acquisition of Whistler which occurred in March 1, 2019.

Sales and marketing (“S&M”)

During the three months ended June 30, 2020, S&M decreased by $6.6 million, or 28%, as compared to the prior quarter. The decrease was primarily attributable to the reduction in headcount, promotional activities and travel expenses following the business transformation plan announced on February 6, 2020.

During the year ended June 30, 2020, S&M decreased by $8.0 million, as compared to the same period in the prior year. The decrease was primarily attributable to a reduction in headcount, promotional activities and travel expenses. In both comparative periods, the Company incurred a similar level of marketing and campaign expenses related to the legalization of consumer cannabis use in October 2018 and the legalization of Cannabis 2.0 products in October 2019. The decrease described above was offset by a full year of sponsorship fees from our partnership with the UFC which was only effective May 2019 in the comparative period. Included in S&M for the year ended June 30, 2020 is $0.6 million attributed to the acquisition of Whistler which occurred in March 1, 2019.

R&D

During the three months ended June 30, 2020, R&D increased by $2.0 million, or 37%, as compared to the prior quarter. The increase was primarily attributable to (i) a one-time termination fee of $0.8 million for R&D services; and (ii) a $0.6 million increase pertaining to the UFC sponsorship fee. Subsequent to June 30, 2020, the Company terminated its partnership with the UFC (refer to “Key Developments Subsequent to June 30, 2020”).

During the year ended June 30, 2020, R&D expenses increased by $11.3 million, as compared to the same period in the prior year. The increase was primarily attributable to (i) a full year of our sponsorship fee from our partnership with the UFC which was only effective May 2019 in the comparative period, and (ii) product development costs relating to vaporizers, edibles and encapsulated cannabis oils; clinical studies focused on the management of pain, epilepsy, post-traumatic stress disorder, anxiety, opioid sparing, cancer, and neurodegeneration.

Depreciation and amortization

Depreciation and amortization expense for the three months ended June 30, 2020 remained consistent, as compared to the prior quarter.

During the year ended June 30, 2020, depreciation and amortization expense increased by $5.1 million as compared to the same period in the prior year. The increase was primarily due to (i) the depreciation of right-of-use assets which were capitalized as a result of the adoption of IFRS 16 effective July 1, 2019 (see “New or Amended Standards Effective July 1, 2019” for discussion of transitional impact); (ii) the depreciation of construction costs related to the retrofitting and completion of new grow facilities, such as Aurora Sky; (iii) additions to software and licensing intangible assets; offset by (iv) the impairment charge recognized on the property, plant and equipment and definite life intangible assets described above.

Share-based compensation

During the three months ended June 30, 2020, share-based compensation expense decreased by $3.2 million, as compared to the prior quarter. The decrease was primarily due to forfeitures of equity awards associated with the headcount reductions completed in February and June 2020 and a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year.

During the year ended June 30, 2020, share-based compensation expense decreased by $47.1 million, as compared to the same period in the prior year. The decrease was primarily due to the headcount reduction mentioned above, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, as well as a reduction in the fair value of options previously issued to an independent strategic advisor and new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price throughout the fiscal year

Other (expense) income

During the three months ended June 30, 2020, other expense was $1.7 billion and was primarily attributable to (i) a $1.6 billion impairment charge on intangibles and goodwill; (ii) $86.5 million impairment charge on property, plant and equipment associated with the closure of certain Canadian production facilities as described above; and (iii) $29.1 million of finance and other costs. These were offset by (i) a $12.0 million gain on disposal of significant influence investment in Alcanna; and (ii) a $4.1 million of fair value gains on derivative instruments.

During the year ended June 30, 2020, other expense was $2.9 billion and was primarily attributable to (i) $2.5 billion impairment charge on intangible assets and goodwill; (ii) a $157.8 million impairment loss on property, plant and equipment; (iii) a $172.3 million loss on the induced conversion of the March 2018 convertible debentures, (iv) a $75.0 million impairment loss on investment in associates;(vi) $34.1 million of fair value losses on derivative investments; (vii) a $11.5 million loss pickup from investment in associates; and (viii) a $12.8 million loss on foreign exchange. These were offset by (i) a $175.6 million fair value gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes; and (ii) a $12.0 million gain on disposal of significant influence investment in Alcanna.

16 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Refer to Notes 6(b), 7 and 15 of the Financial Statements for a summary of the Company’s derivative investments, significant influence investments and convertible debentures.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended		Year ended
	June 30, 2020 (5)	March 31, 2020 (1)(5)	June 30, 2020 (5)	June 30, 2019 (1)(5)
Net loss from continuing operations	(1,860,027)	(136,132)	(3,300,493)	(300,740)
Finance costs	29,120	6,662	77,538	39,409
Interest income	376	(2,195)	(4,990)	(3,679)
Income tax expense	(67,581)	(11,769)	(83,403)	(29,909)
Depreciation and amortization	22,565	22,263	95,615	76,694
EBITDA	(1,875,547)	(121,171)	(3,215,733)	(218,225)
Changes in fair value of inventory sold	43,153	14,144	91,825	71,821
Unrealized gain on changes in fair value of biological assets	(11,879)	(10,904)	(56,614)	(92,503)
Share-based compensation	5,975	9,204	59,899	107,039
Acquisition costs (2)	2,170	1,300	6,493	17,217
Foreign exchange (gain) loss	(3,613)	11,684	12,779	5,147
Share of loss from investment in associates	2,601	4,611	11,534	9,573
Gain on loss of control of subsidiary	—	(500)	(500)	(412)
(Gain) loss on financial instruments (4)	(3,265)	(6,416)	27,148	24,410
Gain on deemed disposal of significant influence investment	(11,955)	—	(11,955)	(144,368)
Restructuring charges	1,947	—	1,947	—
Impairment of inventory, investment in associates, property, plant and equipment, intangibles, and goodwill	1,815,807	47,621	2,882,505	82,291
Adjusted EBITDA(3)	(34,606)	(50,427)	(190,672)	(138,010)

(1)
Certain previously reported amounts have been restated to exclude the results related to discontinued operations and to reflect the change in accounting policy for the allocation of production management staff salaries. For further detail, refer to Note 11(b) of the Financial Statements and “Change in Accounting Policies” section below, respectively.

(2)
During the three months ended June 30, 2020, the Company adjusted for acquisition costs within its definition of Adjusted EBITDA and has applied this change retroactively. The Company believes that this presentation increases comparability and provides more relevant information to the users of the MD&A.

(3)
Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of the MD&A.

(4)
Includes fair value changes on derivative investments, derivative liability, contingent consideration, loss on induced conversion of a debenture, and gain on the modification of debt. Refer to Note 20 of the Financial Statements.

(5)
As a result of the Company’s divestment of its wholly owned subsidiary ALPS, the operations of ALPS have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Please see Note 11(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS, adjusted EBITDA loss would have been $34.4 million and $52.3 million for the three months ended June 30, 2020 and March 31, 2020, respectively, and $196.6 million and $137.5 million for the years ended June 30, 2020 and June 30, 2019, respectively.

Included in the three months ended June 30, 2020 Adjusted EBITDA loss is $3.1 million costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs. Excluding these impacts, Adjusted EBITDA loss would have been $30.7 million.

Adjusted EBITDA improved by $15.8 million, or 31%, for the three months ended June 30, 2020 as compared to the prior quarter. The decrease in Adjusted EBITDA loss was primarily attributable to (i) a $13.2 million decrease to SG&A following the business transformation plan announced on February 6, 2020; (ii) a $6.2 million decrease in cost of sales excluding the inventory impairment charges and depreciation allocated to cost of sales. These changes were offset by (i) a $3.4 million decrease in net revenue and (ii) a $2.0 million increase in R&D.

Adjusted EBITDA increased by $52.7 million, or 38%, for the year ended June 30, 2020 compared to the same period in the prior year. The increase was primarily attributable to (i) a $34.1 million increase in cost of sales, excluding the inventory impairment charges and depreciation allocated to cost of sales, due to an expansion in the Company’s production facilities; (ii) a $38.2 million increase in SG&A related to the Company’s larger cost infrastructure relative to 2019, which includes $4.3 million in termination payments related to the departure of certain senior executives in 2020; (iii) an $11.3 million increase in R&D; (iv) a $2.4 million increase in provisions for minimum inventory purchase commitments. These were offset by (i) a $33.4 million increase in net revenue of which $2.2 million is attributable to the acquisition of Whistler which occurred on March 1, 2019.

17 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Liquidity and Capital Resources

($ thousands)	June 30, 2020	June 30, 2019	June 30, 2018
Cash and cash equivalents	162,179	172,727	76,785
Restricted cash	—	46,066	13,398
Marketable securities	7,066	143,248	59,188

Working capital	147,933	224,213	144,533
Total assets	2,783,695	5,499,241	1,886,510
Total non-current liabilities	384,439	675,502	258,419

Capitalization
Convertible notes	327,038	503,581	191,528
Loans and borrowings	204,209	141,244	11,683
Total debt	531,247	644,825	203,211
Total equity	2,126,450	4,387,374	1,552,926
Total capitalization	2,657,697	5,032,199	1,756,137

During the year ended June 30, 2020, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, and the assumption of debt and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for strategic initiatives. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company works to achieve profitability and positive cash flow, Aurora has taken the following steps:

▪
In November 2019, the Company announced that it had ceased construction of its Aurora Nordic Sky facility in Denmark and deferred spending on construction and commission costs for its Aurora Sun facility.

▪
On November 25, 2019, the Company reduced its near term debt obligations when holders of $227.0 million principal amount, or approximately 99%, of the Company’s Debentures voluntarily elected to convert their Debentures pursuant to the Early Amended Conversion Privilege (the “Elected Debentures”). Under the terms of the Supplemental Indenture, the Elected Debentures were converted into common shares of the Company (the "Common Shares") at the Amended Early Conversion Price (as defined in the Supplemental Indenture) of $39.40 resulting in the issuance of an aggregate of 5,761,260 Common Shares. The remaining $2.3 million principal amount of these Debentures were repaid in cash on March 6, 2020. For more information, refer to Note 15(ii) of the Financial Statements.

▪
In February 2020, the Company announced a restructuring plan to reduce operating expenses and further streamline capital investments. These actions reset SG&A expenses to approximately $40 million to $45 million by the beginning of fiscal Q1 2021.

▪	In April 2020, the Company sold 5,302,227 common shares of EnWave Corporation at $0.80 per share for gross proceeds of $4.1 million.

▪
On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the Securities Exchange Commission (“SEC”), which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States at prevailing market prices at the time of sale. On April 16, 2020, the Company filed a second ATM supplement to its existing Shelf Prospectus which provides for an additional US$250.0 million in common shares to be sold by the executing sales agents at market prices, thus increasing the total available financing under the ATM from US$400.0 million to US$650.0 million while reducing the total available financing under the Shelf Prospectus to US$100.0 million. During the year ended June 30, 2020, the Company raised net proceeds of US$426.8 million (CAD$573.4 million) under its ATM program. As at June 30, 2020, the Company has US$214.5 million of remaining available room under the ATM and US$60.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.

▪
In May 2020, the Company completed the sale of its Exeter property for net proceeds of $8.6 million. The Company also entered into an agreement to sell its Jamaica property subsequent to June 30, 2020 for gross proceeds of US$3.5 million.

▪	During the year ended June 30, 2020 the Company sold 9,200,000 common shares of Alcanna at $3.00 per share for gross proceeds of $27.6 million;

▪
In June 2020, the Company announced further restructuring initiatives including a 25% reduction in Aurora’s SG&A staff and a 30% reduction in Aurora operational staff over the next several quarters. The Company also announced the consolidation of certain production facilities including Aurora Prairie, Aurora Mountain, Aurora Ridge, Aurora Vie, and Aurora Eau.

▪
In order to ensure prospective compliance with its debt covenants, effective September 9, 2020, the Company entered into the Second Amendment to the First Amended and Restated Credit Agreement with its Canadian banking syndicate (Note 16(a) of the Financial Statements).

18 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near- term cash obligations of $279.8 million (inclusive of BMO credit facilities which mature August 2021). As of June 30, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•
$162.2 million cash and cash equivalents which the Company must maintain a minimum unrestricted cash balance of $35.0 million at any time (refer to “Credit Facility” section of this MD&A for more information);

•
$264.4 million Credit Facility with BMO, of which $1.4 million letters of credit is outstanding under Facility A, $113.8 million of principal is outstanding under Facility B, and $3.7 million of principal is outstanding under Facility C (Note 16(a) of the Financial Statements). As of June 30, 2020, the Company had an undrawn balance of $41.6 million under Facility A, of which $10.0 was available to the Company;

•
Subsequent to June 30, 2020 and as at September 22, 2020, the Company raised US$36.7 million gross proceeds under its ATM program, with US$177.8 million of remaining available room under the ATM and US$60.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.

We expect that current cash and investments are sufficient to cover operating losses of the Company until it achieves positive cash flows. We intend to use the net proceeds from any offerings under the ATM program and/or Shelf Prospectus to support our short-term liquidity needs, debt repayments, non-routine capital, and potential acquisitions. Volatility in the cannabis industry, stock market and Company’s share price may impact the amount and our ability to raise financing under the ATM Program and Shelf Prospectus. As of June 30, 2020, if the Company were to issue the maximum number of shares under both the ATM program and Shelf Prospectus, this would result in the Company issuing 17,267,636 and 8,051,530 common shares, respectively, based on the June 30, 2020 stock price of US$12.42.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to help support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the ATM and Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) for $200.0 million with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). The $200.0 million of funds are accessible through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving credit facility (“Facility B”).

On September 4, 2019, the Company entered into an amendment to the Credit Agreement via the “First Amended and Restated Credit Agreement”, which increased the Credit Facility by approximately $160.9 million and provided for a $39.1 million accordion feature. The additional $160.9 million of funds are accessible through a $64.4 million non-revolving credit facility (“Facility C”) and a $96.5 million non-revolving credit facility (“Facility D”), which represented capital committed for the construction of Aurora Sun.

On March 25, 2020, the Company executed the First Amendment to the First Amended and Restated Credit Agreement, which eliminated the Facility D due to the Company halting and deferral of the construction of Aurora Sun, utilized the $45.0 million of restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C; and amended the following financial covenant ratios:

i.	the complete removal of a senior funded debt to EBITDA covenant of 3.00:1 and a total funded debt to EBITDA covenant of 4.00:1 ;

ii.	the complete removal of a 1.25:1 minimum fixed charge coverage ratio;

iii.
an adjustment to the total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020 to 0.20:1 effective March 31, 2020. Total funded debt includes all obligations (except those noted below) which constitute debt and is calculated as the total principal outstanding under Facility A, Facility B, Facility C, the January 24, 2019 Senior Notes and total obligations under capital leases determined in accordance with IAS 17 - Leases, and other obligations secured by Purchase-Money Security Interests, capitalized interest, the redemption price of any securities which are redeemable at the option of the holder, and any aggregate actual hedge liability. Total funded debt excludes accounts payable, payroll accruals, accruals in respect of normal business expenses and future income taxes;

iv.
maintenance of a minimum $35.0 million unrestricted cash balance at any time. Unrestricted cash is defined as the amount of cash held in bank accounts maintained by BMO that is not subject to any lien or any other restriction that would prevent the Company from using such cash for operating purposes in the ordinary course of business less any outstanding principal drawn under Facility A; and

v.
achievement of certain quarterly minimum EBITDA thresholds beginning in the quarter ending September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income of the Company excluding the following: extraordinary or non‐recurring income (expenses) and gains (losses), non‐cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) Interest, fees and expenses paid in connection with permitted funded Debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non‐cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non‐cash share‐based compensation; (f) extraordinary non‐recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion. The minimum thresholds applicable under the First Amendment to the First Amended and Restated Credit Agreement were as follows:

(i)	for the fiscal quarter ended September 30,2020: $5.0 million;

(ii)	for the fiscal quarter ended December 31,2020: $5.0 million;

(iii)	for the fiscal quarter ended March 31, 2021: $16.0 million;

19 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

(iv)	for the fiscal quarter ended June 30, 2021: $25.0 million; and

(v)	for the twelve month fiscal period ending June 30, 2021: $51.0 million

As of June 30, 2020, the Company had a total funded debt to shareholders’ equity ratio of 0.25:1 and an unrestricted cash balance of $143.9 million. As the Company exceeded its funded debt to shareholders’ equity covenant, all amounts outstanding under the Credit Facility were classified as a current liability in accordance with IAS 1 - Presentation of Financial Statements.

Subsequent to June 30, 2020, the Company executed an amendment to the First Amendment to the First Amended and Restated Credit Agreement (the “Second Amendment to the First Amended and Restated Credit Agreement”) which restructures existing financial covenants and retroactively applies to and remedies the Company’s covenant breach as at June 30, 2020. Under the Second Amendment to the First Amended and Restated Credit Agreement, the Company is required to meet the following financial covenants:

•
Total funded debt to shareholders’ equity is not to exceed 0.28:1 for the quarters ending June 30, 2020 and September 30, 2020, and shall be reduced to 0.25:1 for the quarter ending December 31, 2020 onwards. For the purposes of calculating the total funded debt to shareholders’ equity ratio, shareholders’ equity excludes the $172.3 million loss from the induced conversion of the March 2018 Debentures (refer to Note 15(ii) of the consolidated financial statements for the year ended June 30, 2020);

•
Total senior funded debt to EBITDA is not to exceed 3.00:1 at June 30, 2021. Total senior funded debt is defined as total funded debt of the Aurora and its subsidiaries, other than subordinated debt and such convertible notes as agreed to be excluded by the Lenders;

•	Maintenance of a minimum $35.0 million unrestricted cash balance at any time; and

•	Achievement of quarterly minimum EBITDA thresholds as follows:

(i)	for the fiscal quarter ended September 30,2020: $(11.0) million;

(ii)	for the fiscal quarter ended December 31,2020: $4.0 million;

(iii)	for the fiscal quarter ended March 31, 2021: $10.0 million;

(iv)	for the fiscal quarter ended June 30, 2021: $17.0 million; and

(v)	for the twelve month fiscal period ending June 30, 2021: $20.0 million.

Under the Second Amendment to the First Amended and Restated Credit Agreement effective September 9, 2020, the Company is in compliance with all amended and effective covenants. As this amendment was executed subsequent to June 30, 2020, the Company continues to classify the credit facilities as a current liability as at June 30, 2020 in accordance with IAS 1 - Presentation of Financial Statements.

As at June 30, 2020, the Company had $1.4 million letters of credit is outstanding under Facility A, $113.8 million of principal outstanding under Facility B, and $3.7 million of principal outstanding under Facility C. For additional information, refer to Note 16(a) of the Financial Statements.

Shelf Prospectus and ATM Program

On April 2, 2019, the Company filed a Shelf Prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus ATM supplement which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. As described above, on April 16, 2020, the Company filed a second ATM supplement which provides for an additional US$250.0 million in common shares to be sold, increasing the total financing available under the ATM from US$400.0 million to US$650.0 million.

Total assets decreased by $2.7 billion from the prior year mostly due to the $2.5 billion impairment to charge to intangible assets and goodwill. As of September 22, 2020, the fair value of shares held in marketable securities and investments in associates was $18.9 million and the intrinsic value of derivative investments was $16.1 million.

As at June 30, 2020, total capitalization decreased by $2.4 billion compared to June 30, 2019. The decrease was primarily due to a $2.3 billion decrease in equity primarily due to the $2.5 billion intangible asset and goodwill impairment charge. In addition, total debt decreased by $113.6 million due to the repayments made against the BMO Credit Facility and settlement of the March 2018 convertible debentures.

20 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three months ended June 30, 2020 and March 31, 2020 and the years ended June 30, 2020 and June 30, 2019:

($ thousands)	Three months ended		Year ended
	June 30, 2020	March 31, 2020	June 30, 2020	June 30, 2019
	$	$	$	$
Cash used in operating activities	(49,650)	(58,687)	(337,952)	(192,245)
Cash used in investing activities	(2,873)	(85,539)	(249,483)	(312,297)
Cash (used in) provided by financing activities	(5,068)	212,575	582,562	597,548
Effect of foreign exchange	(10,438)	5,525	(5,675)	2,936
Increase (decrease) in cash and cash equivalents	(68,029)	73,874	(10,548)	95,942

Cash used in operating activities for the three months ended June 30, 2020 decreased by $9.0 million, as compared to the prior quarter. The decrease was primarily attributable to a decrease in operational spending as a result of the business transformation plan announced on February 6, 2020 and June 23, 2020. Included in this decrease is a $106.3 reduction in non-cash working capital over the prior quarter driven by (i) $107.6 million decrease in inventory and biological assets; (ii) a $26.2 million decrease in accounts receivable; offset by (iii) $23.3 million increase in accounts payable and accrued liabilities; and (iv) a $11.1 million increase in income taxes payable.

Cash used in operating activities for the year ended June 30, 2020 increased by $145.7 million, as compared to the year ended June 30, 2019. This was primarily attributable to an increase in overall spending associated with a larger headcount base, and the expansion of domestic and international operations and business functions relative to 2019. This was offset by a $44.9 million decrease in non-cash working capital over the prior year driven by a (i) $124.0 million decrease in accounts receivable; (ii) a $21.0 million decrease in inventory and biological assets; (iii) a $12.8 million decrease in prepaids expenses; and (iv) a $9.7 million increase in income taxes payable; offset by (v) a $122.0 million decrease in accounts payable and accrued liabilities over the prior period.

Cash used in investing activities for the three months ended June 30, 2020 decreased by $82.7 million, as compared to the prior quarter. The decrease was primarily attributable to (i) a $50.0 million decrease in property, plant and equipment expenditures; and (ii) a $33.7 million increase in proceeds generated from disposals of marketable securities and investments in associates.

Cash used in investing activities for the year ended June 30, 2020 decreased by $62.8 million, as compared to the year ended June 30, 2019. The decrease was primarily attributable to (i) a $59.2 million decrease in property, plant and equipment expenditures; (ii) a $71.3 million increase in proceeds generated from disposals of marketable securities and investments in associates; (iii) a $48.6 million decrease in investments outlays on marketable securities and derivatives; offset by (iv) a $113.9 million decrease in net cash acquired from business combinations.

Cash provided by financing activities for the three months ended June 30, 2020 decreased by $217.6 million, as compared to the prior quarter. The decrease was primarily attributable to (i) a $158.2 million decrease in proceeds generated from share issuances mainly from equity financing, (ii) a $45.0 million decrease in restricted cash; (iii) a $22.0 million decrease in proceeds drawn under our long term loans through the BMO Credit Facility; and (iv) a $8.8 million increase in repayments to the BMO Credit Facility; offset by (v) a $11.5 million decrease in principal lease payments.

Cash provided by financing activities for the year ended June 30, 2020 decreased by $15.0 million, as compared to the year ended June 30, 2019. The decrease was primarily attributable to (i) a $516.2 million increase in cash generated from share issuances primarily from equity financing; (ii) a $78.7 million decrease in restricted cash; (iii) a $16.9 million decrease in financing fees; offset by (iv) a $518.7 million decrease in proceeds drawn under long term loans through the BMO Credit Facility; (ii) a $94.0 million increase in the repayments to the BMO Credit Facility; (iii) a $7.8 million increase in principal payments on lease liabilities; and (iv) a $5.9 million decrease in cash contributions from non-controlling interests.

Capital Expenditures

The Company’s major capital expenditures for the year ended June 30, 2020 mainly consisted of equipment purchases and construction activities at Aurora Nordic Sky, Aurora Sun and Aurora Polaris. However, during the three months ended December 31, 2019, the Company deferred construction activities related to new production facilities, including Aurora Nordic Sky and Aurora Sun, in an effort to align production capacity with global demand. Remaining capital commitments primarily pertain to initiatives designed to maintain operations, reduce operating costs or reduce production risks.

For Q1 2021, management has approved capital spending plans totaling less than $25.0 million. These projects include: (i) co-generation capabilities at Aurora’s River facility, reducing risk at one of our major facilities and reducing energy costs, with a $10.0 million offsetting grant expected over next 12 months, (ii) the completion of the first six rooms at Aurora Sun to produce high demand cultivars, and (iii) continued development of our German production facility. Capital spending in Q2 2021 is planned to be well below Q1 levels.

21 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Contractual Obligations

As at June 30, 2020, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	95,574	95,574	—	—	—
Convertible notes and interest (1)	571,439	25,760	51,521	494,158	—
Lease liability (2)	171,868	11,243	32,643	27,468	100,514
Loans and borrowings, excluding lease liabilities (2)	123,143	123,125	18	—	—
Contingent consideration payable (3)	101,466	66,426	35,040	—	—
Capital commitments (4)	17,830	17,830	—	—	—
Purchase commitments (5)	12,748	3,451	4,132	4,132	1,033
License and sponsorship fees (6)	141,397	2,851	46,460	50,880	41,206
Total contractual obligations	1,235,465	346,260	169,814	576,638	142,753

(1)	Assumes the principal balance outstanding at June 30, 2020 remains unconverted and includes the estimated interest payable until the maturity date.

(2)	Includes interest payable until maturity date.

(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.

(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

(6)	Subsequent to June 30, 2020, the Company and UFC mutually terminated its partnership for a one-time payment of US$30.0 million.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff was seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. As of June 30, 2020, the Company fully settled this claim for $0.2 million.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant sought performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the year ended June 30, 2020.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false or misleading statements, including that the defendants materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A lead plaintiff has been appointed and an amended complaint was filed and served on September 21, 2020. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at June 30, 2020.

The Company and its subsidiary, Aurora Cannabis Enterprises Inc., have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at June 30, 2020.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and intends to defend this claim. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as of June 30, 2020.

22 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. The amount being claimed is not specified. The Company believes the action to be without merit and intends to defend this claim.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. As such, no provision has been recognized as at June 30, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent non provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has a $1.4 million letters of credit outstanding under Facility A of its BMO Credit Agreement. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
($ thousands)	2020	2019
Short-term employment benefits (1)	8,118	7,446
Termination benefits	4,553	—
Directors’ fees (2)	586	349
Share-based compensation (3)	20,628	20,132
Total management compensation (4)	33,885	27,927

(1)
Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.

(2)	Includes meeting fees and committee chair fees.

(3)
Share-based compensation represent the contingent consideration, and the fair value of options, restricted share unites, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 18 of the Financial Statements).

(4)	As of June 30, 2020, $3.8 million is payable or accrued for key management compensation (June 30, 2019 - $2.6 million).

The following is a summary of the significant transactions with related parties:

	Years ended June 30,
($ thousands)	2020	2019
Operational, administrative and service fees (1)	—	6,696
Marketing fees (2)	—	3,124
Production costs (3)	6,330	500
Services and advisory fees (4)	1,247	160
	7,577	10,480

(1)
Operational, administrative and service fees paid or accrued pursuant to a service agreement between CanvasRx and Canadian Cannabis Clinics (“CCC”). Aurora has an option to acquire CCC if CCC breaches the terms of the service agreement.

(2)	Marketing fees paid to Colour Creative Persuasion Inc., a company partially owned by a former officer of the Company.

(3)
Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Iotron Industries Canada Inc. (“Iotron”), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Iotron’s financial and/or operating decisions (i.e. control).

(4)
Finders’, service and advisory fees paid to Belot Business Consulting Corp. (a company controlled by the former Chief Global Development Officer), Lola Ventures Inc. (a company controlled by the former CEO), and Superior Safety Codes (a company controlled by the former CEO and President). Subsequent to June 30, 2020, the Company will no longer incur fees to these entities. No fees will be paid to these entities in future periods.

23 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

During the year ended June 30, 2020, the Company sold ALPS back to its former founding owner who was also an employee of the Company (Refer to “Key Developments During the Three Months Ended June 30, 2020”).

The following amounts were receivable from (payable to) related parties:

($ thousands)	June 30, 2020	June 30, 2019
Loan receivable from joint venture (1)	3,242	—
Production costs with investments in associates (2)(3)	(1,365)	—
	1,877	—

(1)
Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.

(2)
Production costs incurred with (i) Capcium Inc., who manufactures softgels for the Company and (ii) Iotron Industries Canada Inc. who provides cannabis processing services to the Company. Aurora has significant influence over Capcium Inc. and is party to a common joint venture with Iotron Industries Canada Inc. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 40.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020 and as a result, the Company recognized a $0.9 million provision as of June 30, 2020. Under a License Agreement with CTT Pharmaceutical Holdings Inc., a company where Aurora holds significant influence, the Company also has a commitment to pay royalties at a rate of 5% of gross sales of all products and licensed services under the agreement.

(3)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Biological Assets

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram
Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Significant assumptions used in the fair value of biological assets include (i) the average selling price per gram; (ii) the weighted average yield per plant; and (iii) the standard cost per gram to complete production. Refer to Note 8 for sensitivities and the impact of changes to these significant assumptions on the fair value of biological assets.

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor and benefits, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

24 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Inventory

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. By-products, such as trim, are measured at their net-realizable-value (“NRV”) at point of harvest which is deducted from the total deemed cost to give a net cost for the primary product. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than NRV. NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage, inventory excess, age, and damage.

Leases

The lease liability and right of use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We apply judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the incremental borrowing rate used, which we apply estimates in determining the rates.

Estimated useful life of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic conditions, market conditions and the useful lives of the assets.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

25 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Share-based compensation

Depending on the complexity of the specific stock option and warrant terms, the fair value of options and warrants is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options and warrants, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The assessment of whether or not a valuation allowance is required on deferred tax assets often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing to fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market. Information about valuation techniques and inputs used in determining the fair value of financial instruments is disclosed in Note 27 of the Financial Statements.

Change in Accounting Policies

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing relating to by-products. The process of growing and harvesting dried cannabis produces trim which is now considered to be a by-product. Cannabis inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost based on the total grams harvested. The Company now measures the by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to give a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production related staff salaries, from S&M and G&A expenses to cost of goods sold. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in sales and marketing, and general and administrative expenses. The Company believes that the revised policies and presentation provides more relevant financial information to users of the consolidated financial statements. See Note 9 of the Financial Statements, for the Company’s revised accounting policy on inventory costing.

Management has applied the change in accounting policy retrospectively. The consolidated financial statements for the year ended June 30, 2019 have been restated to reflect adjustments made as a result of this change in accounting policy. The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended June 30, 2019:

June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	June 30, 2019 Restated
Consolidated Statement of Financial Position
Biological assets	51,836	(1,269)	—	50,567
Inventory	113,641	(2,320)	—	111,321
Deferred tax liability	91,886	(916)	—	90,970
Deficit	(283,639)	(2,672)	—	(286,311)

26 | AURORA CANNABIS INC.	2020 ANNUAL REPORT

Year ended June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	Year ended June 30, 2019 Restated
Consolidated Statement of Comprehensive Loss
Cost of sales	112,526	11,252	—	123,778
Gross profit before fair value adjustments	135,413	(11,252)	(2,403)	121,758

Changes in fair value of inventory sold	72,129	(308)	—	71,821
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Gross profit	159,815	(14,972)	(2,403)	142,440

General and administration	172,365	(11,384)	(1,912)	159,069

Deferred tax (recovery) expense	(23,257)	(916)	264	(23,909)

Net loss from continuing operations	(297,924)	(2,672)	(144)	(300,740)
Net loss attributable to Aurora shareholders	(290,837)	(2,672)	—	(293,509)
Loss per share (basic and diluted)	(3.63)	(0.03)	n/a	(3.66)

Year ended June 30, 2019 As previously reported		Inventory Adjustments	Discontinued Operations	Year ended June 30, 2019 Restated
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Changes in fair value of inventory sold	72,129	(308)	—	71,821
Deferred tax expense (recovery)	(23,257)	(916)	264	(23,909)
Changes in non-cash working capital	(37,952)	(211)	878	(37,285)
Net cash used in operating activities	(192,245)	—	—	(192,245)

New or Amended Standards Effective July 1, 2019

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)
higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;

ii)
higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;

iii)
replacement of rent expense previously recorded in cost of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and

iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;

ii)	recognition exemption of low-value leases;

iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;

iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;

v)	application of hindsight in determining the applicable lease term at the date of transition; and

vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

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The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16, with the effects on transition being recognized directly to retained earnings:

As at July 1, 2019	As previously reported under IAS 17	IFRS 16 transition adjustments	Inventory adjustments (noted above)	As reported under IFRS 16
	$	$		$
Prepaid deposits	24,323	(585)	—	23,738
Property, plant and equipment	765,567	96,049	—	861,616
Current loans and borrowings	(13,758)	(6,630)	—	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	—	(216,320)
Accumulated deficit	283,639	—	2,672	286,311

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

Operating lease commitments as at June 30, 2019	$94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,326
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee's incremental borrowing rate	(88,767)
Less: lease commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,318)
Lease liabilities recognized as at July 1, 2019	$96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the consolidated statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the consolidated statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration, or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

If the right-of-us asset is subsequently leased to a third party (a “sublease”), the Company will assess the classification of the sublease as to whether it is a finance or operating lease. Subleases that are classified as an operating lease will recognize lease income while a financing lease will recognize a lease receivable and de-recognize the carrying value of the right-of-use asset, with the difference recorded in profit of loss.

(ii)    IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

(iii)    Amendments to IFRS16: COVID-19 Related Rent Concessions

The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they

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were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before 30 June 2021. The amendment is effective June 1, 2020 but, to ensure the relief is available when needed most, lessees can apply the amendment immediately in any financial statements not yet authorized for issue. The Company adopted this amendment during the year ended June 30, 2020, however it did not have a material impact to the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

(i)    Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has evaluated the potential impact of these amendments and concluded that there is no impact to the Company’s consolidated financial statements.

(ii)    Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iii)    Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iv)    Amendments to IAS 37: Onerous Contracts and the cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment are effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, accounts receivable, loan receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

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Summary of Financial Instruments

The carrying values of the financial instruments as at June 30, 2020 are summarized in the following table:

	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets	$	$	$	$
Cash and cash equivalents	162,179	—	—	162,179
Restricted cash	—	—	—	—
Accounts receivable, excluding taxes receivable	48,198	—	—	48,198
Marketable securities	—	—	7,066	7,066
Derivatives	—	53,582	—	53,582
Loans receivable	3,643	—	—	3,643
Financial Liabilities
Accounts payable and accrued liabilities	95,574	—	—	95,574
Convertible debentures (1)	327,038	—	—	327,038
Contingent consideration payable	—	19,604	—	19,604
Loans and borrowings	204,209	—	—	204,209
Derivative liability	—	1,827	—	1,827

(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at June 30, 2020:

($ thousands)	Level 1	Level 2	Level 3	Total
As of June 30, 2020
Marketable securities (1)	6,066	—	1,000	7,066
Derivative assets (1)	—	37,480	16,102	53,582
Contingent consideration payable (2)	—	—	19,604	19,604
Derivative liability (2)	—	1,827	—	1,827

As at June 30, 2019
Marketable securities	142,248	—	1,000	143,248
Derivative assets	—	64,001	22,408	86,409
Contingent consideration payable	—	—	28,137	28,137
Derivative liability (2)	—	177,395	—	177,395

(1)
For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the year ended June 30, 2020, refer to Notes 6(a) and (b) of the Financial Statements.

(2)
For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the year ended June 30, 2020, please refer to Note 15(iii) and Note 27 of the Financial Statements.

During the year ended June 30, 2020, there have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is

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mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivables primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2020, $2.2 million of accounts receivable are from non-government wholesale customers (June 30, 2019 - $25.1 million). As of June 30, 2020, the Company recognized a $1.7 million provision for expected credit losses (June 30, 2019 - $3.1 million).

As at June 30, 2020, the Company’s aging of trade receivables was as follows:

($ thousands)	June 30, 2020	June 30, 2019
0 – 60 days	34,167	49,452
61 + days	11,032	34,425
	45,199	83,877

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in Australian and U.S. dollars and C$460.6 million of Senior Notes which are denominated in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2020, an effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $41.8 million (June 30, 2019 - $48.9 million) to net loss and $2.6 million (June 30, 2019 - $20.5 million) to comprehensive loss for the year ended June 30, 2020.

At June 30, 2020, the Company has not entered into any hedging agreements to mitigate currency risks with respect to foreign exchange rates.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities consist primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consists of certain borrowings with a total principal value of $117.5 million (June 30, 2019 - $146.2 million). If the variable interest rate changed by 10 basis points, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $0.5 million (June 30, 2019 - $0.2 million).

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices, which the shares of the underlying investments can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed under the “Financial Instruments” section above, and is dependent on the type and terms of the security.

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If the fair value of these financial assets were to increase or decrease by 10% as of June 30, 2020, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $6.1 million (June 30, 2019 - $23.0 million). See Note 6 of the Financial Statements for additional details regarding the fair value of marketable securities and derivatives.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at September 22, 2020:

Securities (1)	Units Outstanding
Issued and outstanding common shares	121,528,720
Stock options	5,324,821
Warrants	1,078,747
Restricted share units	810,669
Deferred share units	25,305
Performance share units	419,442
Convertible debentures	47,737,650

(1)
Refer to Note 15 “Convertible Debentures”, Note 17 “Share Capital” and Note 18 “Share-Based Compensation” of the Financial Statements for a detailed description of these securities. All references to the number of securities above have been retroactively adjusted to reflect the Share Consolidation effective May 11, 2020.

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Historical Quarterly Results

($ thousands, except per share and Operational Results)	Q4 2020	Q3 2020 (1)	Q2 2020 (1)	Q1 2020 (1)
Financial Results
Net revenue (2)	$72,114	$75,520	$56,027	$75,245
Adjusted gross margin before FV adjustments on cannabis net revenue (4)	50%	43%	48%	62%
(Loss) earnings from continuing operations attributable to common shareholders	($1,855,484)	($136,164)	($1,292,314)	$10,135
(Loss) earnings from discontinued operations attributable to common shareholders	($2,954)	($3,882)	($1,695)	($1,313)
(Loss) earnings attributable to common shareholders	($1,858,438)	($140,046)	($1,294,009)	$8,822
Basic and diluted (loss) earnings per share from continuing operations	($16.67)	($1.36)	($14.25)	$0.12
Basic and diluted (loss) earnings per share	($16.69)	($1.40)	($14.26)	$0.10

Balance Sheet
Working capital	$147,933	$429,293	$400,070	$116,228
Cannabis inventory and biological assets (5)	$139,198	$225,966	$200,868	$171,225
Total assets	$2,783,695	$4,699,137	$4,656,046	$5,599,277

Operational Results – Cannabis
Cash cost to produce per gram sold (6)	$0.89	$1.22	$1.05	$1.05
Average net selling price of dried cannabis (4)	$3.60	$4.64	$4.69	$4.90
Kilograms produced	44,406	36,207	30,691	41,436
Kilograms sold	16,748	12,729	9,501	12,463

	Q4 2019 (1)(7)	Q3 2019 (1)	Q2 2019 (1)	Q1 2019 (1)
Financial Results
Net revenue (2)	$98,942	$64,231	$54,178	$28,185
Adjusted gross margin before FV adjustments on cannabis net revenue (4)	63%	54%	48%	53%
(Loss) earnings from continuing operations attributable to common shareholders	($3,151)	($155,027)	($241,669)	$106,194
(Loss) earnings from discontinued operations attributable to common shareholders	$2,939	($1,775)	($288)	($732)
(Loss) earnings attributable to common shareholders	($212)	($156,802)	($241,957)	$105,462
Basic (loss) earnings per share from continuing operations	($0.04)	($1.85)	($2.97)	$1.50
Diluted (loss) earnings per share from continuing operations	($0.04)	($1.85)	($2.97)	$1.47
Basic (loss) earnings per share	$0.00	($1.88)	($2.97)	$1.49
Diluted (loss) earnings per share	$0.00	($1.88)	($2.97)	$1.46

Balance Sheet
Working capital	$224,213	$467,076	$270,424	$548,446
Cannabis inventory and biological assets (5)	$140,687	$115,370	$75,719	$80,848
Total assets	$5,499,241	$5,547,127	$4,871,679	$4,955,361

Operational Results – Cannabis
Cash cost to produce per gram sold (6)	$1.21	$2.12	$2.49	$1.45
Average net selling price of dried cannabis (4)	$4.91	$5.86	$6.23	$8.31
Kilograms produced	29,034	15,590	7,822	4,996
Kilograms sold	17,793	9,160	6,999	2,676

(1)
Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for the valuation of inventory costing relating to by-products. For further detail, refer to Note 11(b) of the Financial Statements and “Change in Accounting Policies” section above, respectively.

(2)
Net revenues represent our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.

(3)
Gross margin on cannabis net revenue is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term. Gross margin on cannabis net revenue for Q2 2019 and subsequent periods were comprised of revenues from both medical and consumer markets, while gross margin on cannabis net revenues for the periods prior to Q2 2019 were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure excludes excise taxes, we believe that the presentation of gross margin on cannabis net revenue more accurately reflects the level of gross profit earned from cannabis products during the relevant period.

(4)	Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

(6)
Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not recognized, defined, or subject to standardized measurement under IFRS. These respective metrics represent the blended and consolidated cash costs for dried cannabis produced by Aurora operations and sold under our Aurora, CanniMed, MedReleaf, Whistler, and ICC operations during the year ended June 30, 2020. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the fiscal 2019, reflect the blended and consolidated

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cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

(7)
During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are considered an early-stage enterprise, and due to the disruption and slower than anticipated growth of the cannabis market globally and in Canada, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, as we explore and implement initiatives to grow our business, we expect to continue to increase operating expenses. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage, and distribution is dependent on the good standing of all of our licenses, authorizations, and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.

As our business continues to grow, any expansion to or update of our current operating sites, or the introduction of new sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect our business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.

Achievement of our business objectives is contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all applicable regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or with respect to any activities or our facilities, or the extent of testing and documentation that may be required by government authorities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

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Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, manufacturing, management, transportation, storage, sale, packaging and labeling, disposal and, if necessary, acquisition of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations, and guidelines may cause material adverse effects on our business, financial condition and operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

Some companies may have significantly greater financial, technical, marketing, and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees, and acquire the capital necessary to fund our capital investments.

In addition, there are currently hundreds of applications for licensed producer’s status being processed by Health Canada. The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada, could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to maintain competitive production costs through increased production, economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to continue to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs, including an inability to secure required supplies and services or to do so on appropriate terms could materially and adversely impact our business, financial condition, and results of operations. This includes any change in the selling price of products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing, or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labour disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to, or the termination of, such contracts may adversely impact our business, financial condition and operations.

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Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity, equity-linked securities, or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, we may enter into transactions to acquire assets or equity securities of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards and our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares.
The Company is required to comply with the covenants in its Credit Facility and convertible senior notes due February 28, 2024, including the payment of interest and debt services covenants pursuant to the Credit Facility. These covenants could reduce the Company’s flexibility in conducting the Company’s operations by limiting the Company’s ability to borrow money, or acquire or dispose of assets and conduct other corporate activity, and may create a risk of default on the Company’s debt (including by a cross-default to other credit agreements) if the Company cannot satisfy or continue to satisfy these covenants. In the past, the Company has negotiated amendments to its Credit Facility to ensure that its debt service covenants are not triggered. If the Company cannot comply with a debt covenant or anticipates that it will be unable to comply with a debt covenant under the Credit Facility in the future or under any other debt instrument it s party to, management may seek a waiver and/or amendment to the Credit Facility or other applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. If the Company defaults under the Credit Facility or other debt instruments and the default is not waived by the lenders, the debt extended pursuant to all of its debt instruments could become due and payable prior to its stated due date. If such event were to occur, the Company cannot give any assurance that (i) its lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur under the Credit Facility or other applicable debt instruments, and (ii) it could pay this debt if it became due prior to its stated due date. Accordingly, any default by the Company under its existing debt that is not waived by the applicable lenders could materially adversely impact the Company’s results of operations and financial results and may have a material adverse effect on the trading price of its common shares.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts, and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act strictly regulates the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling, and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or

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other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perception means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. In particular, while we attempt to conduct our cannabis-related business activities in compliance with all laws, negative perceptions of cannabis-related activities could cause the parties with whom we do business to discontinue their relationships with us and may cause potential counterparties to decline to do business with us. These risks may increase during periods in jurisdictions where cannabis-related activities are illegal and where jurisdictions focus their enforcement efforts on eliminating such activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and operations.

There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Our success will depend on attracting and retaining key personnel.

Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a licensed producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. There is also a risk that if key personnel leave the Company, we may not be able to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

The Company may be subject to potential conflicts of interest as some of its officers and directors may be engaged in a range of other business activities. The Company’s executive officers and directors are permitted to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

The Company may also become involved in other transactions which conflict with the interests of its directors and officers who may, from time to time, deal with persons, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director

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who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Future expansion efforts may not be successful.

There is no guarantee that the Company’s current expansion strategy will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our expansion strategy could adversely affect our business, financial condition and operations and may result in our failing to meet anticipated or future demand for products, when and if it arises.

In addition, the construction (or remaining construction) of any current or future facilities is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits, which in turn may materially and adversely affect our business, prospects, financial condition and operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

As international demand grows, we intend to consider the expansion of our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency’s denial of or delay in issuing or renewing a permit, license, or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Operations in non-Canadian markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on the Corporation’s business, operations or profitability.

Our business may be affected by political and economic instability.

We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA, or other anti-

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bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our business, financial condition and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and operations.

We may become party to litigation, mediation, and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of our company. We are currently subject to class action proceedings in both the United States and Canada (as further detailed herein). Though we believe these to be without merit and intend to vigorously defend against the claims, there is no assurance that we will be successful.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective, and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our business, financial condition and operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

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Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy and any rise in energy costs may have a material adverse effect on our ability to produce cannabis.

Although we currently grow, and expect to grow, most of our cannabis in climate-controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides, and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

Our operations are subject to various environmental and employee health and safety regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and operations.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence, or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are several federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial condition and operations.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our business, financial condition and operations.

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Cyber-attacks could result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation, and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial condition and operations.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

Over the past few years, we have completed a number of acquisitions, including our acquisitions of MedReleaf, CanniMed and Reliva. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and operations. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of the Company’s subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in the Company’s results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the same industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry, business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations in the costs of vital production inputs, materials and services;

•	changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of Common Shares may be materially adversely affected.

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Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and the issuance of equity securities in connection with acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares.
Additional issuances of our securities may involve the issuance of a significant number of Common Shares at prices less than the current market prices. Issuances of a substantial number of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, may result in significant dilution to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our Common Shares, which, under certain circumstances, could reduce the market price of our Common Shares.

There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Shares;

•	reduced liquidity for our Common Shares;

•
a determination that our Common Shares are “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•	a limited amount of news and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we are required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2020. ICFR are designed to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS. Regardless of how well controls are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. Effective internal controls are required for us to provide reasonable assurance that our financial results and other financial information are accurate and reliable. Any failure to design, develop or maintain effective controls, or difficulties encountered in implementing, improving or remediation lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading process of our Common Shares and market value of other securities.

The Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings

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relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”) within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents. As a company with operations in both the U.S. and Canada, inability of our employees or counterparties to enter the United States could harm our ability to conduct our business.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.

Our business may be subject to disruptions as a result of the COVID‐19 pandemic.

We are closely monitoring the rapid evolution of COVID‐19 with a focus on the jurisdictions in which the Company and its subsidiaries operate. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID‐19, and continually assess and mitigate the risks to our business operations. We have taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. The Company continues to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations. As at the date of this AIF, the production and sale of cannabis has been recognized as an essential service across Canada and Europe. Consumer cannabis sales in Canada are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open in Canada subject to adhering to the required social distancing measures. All of our facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international governmental authorities to ensure that we are following the required protocols and guidelines related to COVID‐19 within each region. Although there have not been any significant impacts to our operations to date, we cannot provide assurance that there will not be disruptions to its operations in the future.

Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

Reliva sells and distributes certain products containing hemp-derived CBD, and as such, there is a risk that the FDA or state or local Departments of Health will seek to stop Reliva from selling its products or seek to have the claims made for those products revised. On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act. This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the Federal Food, Drug and

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Cosmetics Act (“FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products.

CBD-containing products may also be subject to the jurisdiction of state and local health authorities. In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp, warning them that the marketing of their products violates the FDCA. Although the Company, through Reliva, works to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company or Reliva could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s or Reliva’s production or distribution of its products. Any such event could have a material adverse effect on our business, financial condition or operations.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that our disclosure controls and procedures were not effective as of June 30, 2020 at the reasonable assurance level due to the material weaknesses described below under “Management’s Assessment on Internal Control Over Financial Reporting.” As a result of material weaknesses identified, we performed additional analysis and other post-closing procedures. Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, the financial position of the Company at June 30, 2020 in conformity with GAAP and our external auditors have issued an unqualified opinion on our consolidated financial statements as of and for the year ended June 30, 2020.

Material Changes to the Control Environment and Other Matters
The Company underwent a series of significant changes over the course of the fiscal period 2020 (July 2019 to June 2020), particularly in Q3 and Q4 of the fiscal period. Management has identified changes that materially affected or are reasonably likely to continue to materially affect the Company’s Internal Controls over Financial Reporting (“ICFR”). We have identified material weaknesses in our ICFR, discussed in “Management’s Assessment on Internal Control over Financial Reporting” below.
Transformation Initiatives
During the period, the Company announced a major Business Transformation Plan in February 2020, that resulted in significant rationalization efforts across the business to reduce costs, including reduction of headcount in both Q3 and Q4 of 2020. This transformation also resulted in the deferral of numerous enterprise IT projects, including the full implementation of an Enterprise Resource Planning (“ERP”) system and decommissioning of legacy systems across Aurora’s facilities and subsidiaries. These changes subsequently impacted business-level processes and controls, including both automated system-controls and manual controls and the ability of Aurora to rely on system-based controls for the provision of assurance. It also resulted in the change of process and control owners throughout the fiscal year.
Medical Sales Amalgamation
During the period, the Company undertook an initiative to amalgamate product supply chains, point-of-sale systems and medical patient services to enhance the patient experience and available product offerings. This medical sales amalgamation required significant changes to business processes and corresponding key controls in Q3-Q4 of FY2020. The Company completed the amalgamation in September 2020 and anticipates stabilization of associated business processes and internal controls in early FY2021.
Complex IT Environment
Through rapid growth via acquisition over the past few years, the Company has a significant number of IT systems, platforms and applications with varying levels of maturity, automation and control efficacy. This includes legacy systems intended for decommissioning during FY2020 that were subsequently maintained for an extended period into Q4 and past year-end due to the timing of Company’s Business Transformation Plan and the related deferral of certain IT projects, described above.
Management’s Assessment on Internal Control over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and as required by Rule 13a-15(f) and 15d-5(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, management is responsible for establishing and maintaining adequate ICFR. The Company’s management, including the CEO and CFO, has designed ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.
ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process

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that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Management, under the supervision and with the participation of our CEO and CFO and oversight of the Board of Directors evaluated the effectiveness of our ICFR as of June 30, 2020 against the COSO Framework. Based on this evaluation, management concluded that material weaknesses existed as of June 30, 2020, as described below, and due to these material weaknesses, ICFR is not effective as of June 30, 2020.

The Company experienced significant and rapid change during the year as a result of our Business Transformation Plan launched in February 2020. The Company’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and control ownership, and the Company did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe. The pervasive nature of this deficiency contributed to the other material weaknesses below.

•
IT General Controls: The Company had a combination of pervading control deficiencies within its information technology (IT) general and application controls across systems supporting the Company’s in-scope business processes, including access controls related to maintaining appropriate segregation of duties, monitoring control activities when involving third party service providers, and super-user access. We have concluded that process-level automated controls and manual controls that were dependent upon IT general controls, information and data derived from impacted IT systems were ineffective because they could have been adversely impacted.

•
Third-Party Service Organization Controls: The Company did not sufficiently evaluate controls maintained by Service Organizations through the timely receipt and evaluation of the Service Organization Control (SOC-1) reports, attesting to the design and effectiveness of the Service Organizations IT controls, due to the timing of the Company’s fiscal year end and the date of attestation of such reports. As a result, the Company did not have evidence of the design and operating effectiveness of automated transaction-level controls or information produced by third-party systems that are relied upon in the related procure-to-pay, hire-to-pay and medical order-to-cash cycles.

•
Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified risks associated with manual data entry, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in fixed asset continuity schedules, production and revenue forecasting, and the calculation of the fair value of biological assets.

•
Journal Entries: The Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries, across its three significant ERP platforms.

Management concluded these deficiencies constitute material weaknesses in the Company’s ICFR. As a result of the material weaknesses, management concluded that our ICFR was not effective as of June 30, 2020. No material errors were identified in the preliminary consolidated financial statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.
Aurora has limited the scope of its evaluation of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by Aurora but that was scoped out of the evaluation of disclosure controls and procedures and ICFR was Reliva (acquired May 28, 2020). Excluding goodwill and intangible assets, Reliva constitutes approximately 0.7% of the Company’s current assets, 0.2% of total assets, 0.4% of current liabilities, 0.2% of total liabilities, as well as 0.2% of net revenue and 0% of net loss as at and for the year ended June 30, 2020.
KPMG LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements and has issued an adverse report on the effectiveness of Internal Control over Financial Reporting.

Remediation of Material Weakness in ICFR
Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. Remediation of key controls related to access, monitoring, segregation of duties, and manual controls to address gaps in assurance over third-party controls are expected to be completed in FY2021. Additionally, management will provide more comprehensive and timely training to ensure process owners and control operators have robust understanding of their responsibilities and the documentation requirements in advance of the control operation.
As it relates to the IT environment, the Company has been and will be continuing to work internally and with third party specialists to effectively remediate the impacted processes and associated systems controls. The Company will be decommissioning numerous legacy systems with ineffective controls as part of the Company’s business transformation plan.
We believe these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”,

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“future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, expected SG&A run-rates, and grams produced;

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	strategic investments and capital expenditures, and related benefits;

•	future strategic plans;

•	expectations regarding production capacity, costs and yields;

•	product sales expectations and corresponding forecasted increases in revenues; and

•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, the “Risk Factors” section of the MD&A, as well as updates provided herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this MD&A except as otherwise required by applicable law.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•
Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, cost of sales from non-cannabis producing subsidiaries, and inventory impairment. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost of sales of dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations.

•
Cash cost to produce dried cannabis sold is equal to cash cost of sales of dried cannabis sold less packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.

•
Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and revenues from patient counseling services, design, engineering and construction services, sale of hemp products, and analytical testing services. Cannabis net revenue is further broken down as follows:

◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.

◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.

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◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•
Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:

◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.

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Average net selling price per gram equivalent of cannabis extracts represents the average net selling price per gram equivalent for cannabis extracts only, excluding wholesale bulk cannabis extracts sold in the period.

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Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.

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Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.

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Average net selling price per gram and gram equivalent of wholesale bulk cannabis represents the average net selling price per gram and gram equivalent of wholesale bulk cannabis and cannabis extracts sold in the period. Wholesale bulk cannabis sales are not subject to excise taxes.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

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Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis auxiliary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

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Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis auxiliary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:

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Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the medical market only.

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Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the consumer market only.

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Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

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Adjusted EBITDA is calculated as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of intangibles, goodwill, inventory, property, plant and equipment and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

47 | AURORA CANNABIS INC.	2020 ANNUAL REPORT